UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

1)	General information		12	20)	Financial assets and liabilities held for trading	92
2)	Significant accounting practices		12	21)	Financial assets available for sale	96
3)	Risk Management		38	22)	Investments held to maturity	97
	3.1.	Credit risk	38	23)	Assets pledged as collateral	97
	3.2.	Market risk	48	24)	Loans and advances to banks	98
	3.3.	Liquidity risk	56	25)	Loans and advances to customers	98
	3.4.	Fair value of financial assets and liabilities	61	26)	Non-current assets held for sale	99
	3.5.	Capital management	66	27)	Investments in associated companies	100
	3.6.	Insurance risk	70	28)	Joint ventures	102
4)	Estimates and judgments		76	29)	Property and equipment	103
5)	Operating segments		79	30)	Intangible assets and goodwill	105
6)	Net interest income		83	31)	Other assets	106
7)	Net fee and commission income		84	32)	Deposits from banks	107
8)	Net gains/(losses) on financial instruments classified as held for trading		84	33)	Deposits from customers	107
9)	Net gains/(losses) on financial instruments classified as available for sale		84	34)	Funds from securities issued	107
10)	Net gains/(losses) of foreign currency transactions		84	35)	Subordinated debt	109
11)	Income from insurance and pension plans		85	36)	Insurance technical provisions and pension plans	111
12)	Impairment of loans and advances		85	37)	Supplemental pension plans	118
13)	Personnel expenses		86	38)	Other provisions	121
14)	Other administrative expenses		86	39)	Other liabilities	123
15)	Depreciation and amortization		86	40)	Equity	124
16)	Other operating income/(expenses)		87	41)	Transactions with related parties	126
17)	Income and social contribution taxes		87	42)	Off-balance sheet commitments	129
18)	Earnings per share		91	43)	Recent Acquisitions	129
19)	Cash and balances with banks		91	44)	Standards and interpretations of standards that are not yet effective	130
				45)	Subsequent events	131

                                                                                                                                                        Bradesco 2

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

INDEPENDENT AUDITORS` REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statement of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position of Bradesco as of December 31, 2011, the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with approved Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, mentioned above, present fairly, in all material respects, the consolidated financial position of Bradesco, as of December 31, 2011, and of its consolidated financial performance of its operations and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board – IASB.

Other matter

Audit of the corresponding amounts of prior years

The consolidated financial statements of the Bradesco as of and for years ended December 31, 2010 and 2009, were audited by another independent auditor who issued their report dated April 14, 2011, which did not contain any modification.

Osasco, March 29, 2012

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

3       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Audit Committee Report

Bradesco Financial Conglomerate Audit Committee's Report on financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2011, issued on January 30, 2012, we have also analyzed the financial statements prepared in accordance with International Financial Reporting Standards.

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the evaluation of internal controls maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the Bradesco Organization's internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, March 29, 2012

CARLOS ALBERTO RODRIGUES GUILHERME

                                                                                                                                  (Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

Bradesco 4

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Years ended December 31
	Note	2011	2010	2009
Interest and similar income		82,367,272	63,772,183	55,165,229
Interest and similar expenses		(46,755,986)	(31,000,892)	(27,974,717)
Net interest income	6	35,611,286	32,771,291	27,190,512
Fee and commission income		10,868,311	9,421,485	7,866,601
Fee and commission expenses		(33,978)	(26,947)	(19,219)
Net fee and commission income	7	10,834,333	9,394,538	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	8	(608,270)	2,212,733	5,983,781
Net gains/(losses) on financial instruments classified as available for sale	9	365,302	754,416	757,255
Net gains/(losses) of foreign currency transactions	10	2,625,813	(682,961)	(897,638)
Income from insurance and pension plans	11	3,076,175	2,577,730	1,778,016
Impairment of loans and advances	12	(8,296,151)	(5,756,125)	(10,809,611)
Personnel expenses	13	(11,150,970)	(8,794,017)	(7,334,164)
Other administrative expenses	14	(11,477,134)	(9,761,445)	(8,138,058)
Depreciation and amortization	15	(2,120,335)	(1,966,433)	(1,516,529)
Other operating income/(expenses)	16	(4,858,702)	(6,002,663)	(3,024,640)
Income before income taxes and equity in the earnings of associates		14,001,347	14,747,064	11,836,306
Equity in the earnings of associates	27	682,122	577,053	728,867
Income before income taxes		14,683,469	15,324,117	12,565,173
Income and social contribution taxes	17	(3,594,027)	(5,271,924)	(4,264,330)
Net income for the year		11,089,442	10,052,193	8,300,843

Attributable to shareholders:
Controlling shareholders		10,958,054	9,939,575	8,283,007
Non-controlling interest		131,388	112,618	17,836

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	2.74	2.52	2.12
– Earnings per preferred share	18	3.01	2.77	2.34

The Notes are an integral part of the Consolidated Financial Statements.

5       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Net income for the year	11,089,442	10,052,193	8,300,843

Unrealized gains/(losses) on financial assets available for sale	(763,425)	651,063	3,486,555
Exchange differences on translations of foreign operations	389	(11,708)	-
Tax effect	294,823	(255,742)	(1,394,623)
Total comprehensive income for the year	10,621,229	10,435,806	10,392,775

Attributable to shareholders:
Controlling shareholders	10,489,841	10,323,188	10,374,939
Non-controlling interest	131,388	112,618	17,836

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco  6

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	December 31
	Note	2011	2010
Assets
Cash and balances with banks	19	93,777,577	80,960,127
Financial assets held for trading	20a	96,597,077	75,234,191
Financial assets available for sale	21	45,248,398	40,179,144
Investments held to maturity	22	4,110,987	3,394,307
Assets pledged as collateral	23	97,122,080	79,700,612
Loans and advances to banks	24	72,663,890	64,715,412
Loans and advances to customers, net of impairment	25	245,874,949	210,280,182
Non-current assets held for sale	26	445,351	412,142
Investments in associated companies	27	2,390,466	2,298,200
Property and equipment	29	4,267,218	3,669,281
Intangible assets and goodwill	30	7,216,697	5,412,088
Taxes to be offset	17g	4,572,927	1,590,297
Deferred income tax assets	17c	17,093,388	12,733,792
Other assets	31	30,705,887	22,374,249
Total assets		722,086,892	602,954,024

Liabilities
Deposits from banks	32	204,290,176	171,920,917
Deposits from customers	33	216,320,938	192,475,948
Financial liabilities held for trading	20b	747,210	732,967
Funds from securities issued	34	41,630,969	17,809,765
Subordinated debt	35	26,910,091	26,314,946
Insurance technical provisions and pension plans	36	99,112,321	83,493,046
Other provisions	38	17,926,450	13,327,866
Current income tax liabilities		2,758,978	1,923,372
Deferred income tax liabilities	17c	2,246,508	1,980,544
Other liabilities	39	50,761,157	41,816,088
Total liabilities		662,704,798	551,795,459

Equity	40
Share capital		30,100,000	28,500,000
Treasury shares		(183,109)	(10,049)
Capital reserves		35,973	87,146
Revenue reserves		26,732,531	19,481,986
Additional paid-in capital		70,496	70,496
Other comprehensive income		1,751,059	2,219,272
Retained earnings		632,096	702,383
Equity attributable to controlling shareholders		59,139,046	51,051,234
Non-controlling interest		243,048	107,331
Total equity		59,382,094	51,158,565

Total liabilities and equity		722,086,892	602,954,024

The Notes are an integral part of the Consolidated Financial Statements.

7       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity

	R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on January 1, 2009	23,000,000	(4,853)	62,614	1,853,688	10,006,599	-	(256,273)	630,748	35,292,523	240,070	35,532,593
Net income	-	-	-	-	-	-	-	8,283,007	8,283,007	17,836	8,300,843
Financial assets available for sale	-	-	-	-	-	-	2,091,932	-	2,091,932	-	2,091,932
Comprehensive income	-	-	-	-	-	-	-	-	10,374,939	17,836	10,392,775
Purchase of treasury shares	-	(184,021)	-	-	-	-	-	-	(184,021)	-	(184,021)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	19,131	19,131
Merger of Odontoprev shares	-	-	-	-	-	150,032	-	-	150,032	185,780	335,812
Transfers to reserves	-	-	-	400,614	4,893,586	-	-	(5,294,200)	-	-	-
Capital increase with reserves (2) (3)	2,131,817	-	-	-	(2,131,817)	-	-	-	-	-	-
Capital increase (2)	1,368,183	-	24,532	-	-	-	-	-	1,392,715	-	1,392,715
Interest on equity and dividends	-	-	-	-	-	-	-	(2,834,734)	(2,834,734)	(7,564)	(2,842,298)
Balance on December 31, 2009	26,500,000	(188,874)	87,146	2,254,302	12,768,368	150,032	1,835,659	784,821	44,191,454	455,253	44,646,707
Net income	-	-	-	-	-	-	-	9,939,575	9,939,575	112,618	10,052,193
Financial assets available for sale	-	-	-	-	-	-	390,638	-	390,638	-	390,638
Foreign currency translation adjustment	-	-	-	-	-	-	(7,025)	-	(7,025)	-	(7,025)
Comprehensive income	-	-	-	-	-	-	-	-	10,323,188	112,618	10,435,806
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	(79,536)	-	-	(79,536)	(429,571)	(509,107)
Purchase of treasury shares	-	(14,789)	-	-	-	-	-	-	(14,789)	-	(14,789)
Cancellation of treasury shares	-	193,614	-	-	(193,614)	-	-	-	-	-	-
Transfers to reserves	-	-	-	501,083	6,151,847	-	-	(6,652,930)	-	-	-
Capital increase with reserves (4)	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-	-
Capital increase (5)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Capital to pay in (5)	(1,500,000)	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Interest on equity and dividends	-	-	-	-	-	-	-	(3,369,083)	(3,369,083)	(30,969)	(3,400,052)
Balance on December 31, 2010	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco  8

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2010	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565
Net income	-	-	-	-	-	-	-	10,958,054	10,958,054	131,388	11,089,442
Financial assets available for sale	-	-	-	-	-	-	(468,447)	-	(468,447)	-	(468,447)
Foreign currency translation adjustment	-	-	-	-	-	-	234	-	234	-	234
Comprehensive income	-	-	-	-	-	-	-	-	10,489,841	131,388	10,621,229
Purchase of treasury shares	-	(173,060)	-	-	-	-	-	-	(173,060)	-	(173,060)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	42,483	42,483
Premium on share subscription (5)	-	-	11,441	-	-	-	-	-	11,441	-	11,441
Transfers to reserves	-	-	-	551,413	6,736,518	-	-	(7,287,931)	-	-	-
Capital increase with reserves (6)	100,000		(62,614)	(37,386)	-	-	-	-	-	-	-
Payment of Capital (5)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Interest on equity and dividends	-	-	-	-	-	-	-	(3,740,410)	(3,740,410)	(38,154)	(3,778,564)
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094

(1)  Consists mainly of unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23),  of which the cumulative tax effects amount to R$ 1,184,692 thousand (2010 – R$ 1,479,515 thousand and 2009 – R$ 1,223,773 thousand);

(2)  On October 29, 2009, the Special Shareholders’ Meeting approved the merger of Banco Ibi SA upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former’s shareholders of the Banco Ibi S.A., in amount of R$ 1,368,183 thousand and capital increase through the transfer of reserve, without issue new shares, in the amount of              R$ 131,817 thousand, R$ 65,909 thousand of ordinary shares and R$ 65,908 thousand of preferred shares;

(3)  On December 18, 2009, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without a change in resources. Therefore, all numbers of shares presented during previous years were adjusted to reflect the share split in the proportion of one new share for every ten held.  It was decided in the same Meeting to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in common shares and R$ 1,000,000 thousand in preferred shares;

(4)  On June 10, 2010, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without a change in resources. Therefore, all the numbers of shares, presented during previous periods were adjusted to reflect the share split in the proportion of one new share for every ten held. It was decided in the same Meeting to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in ordinary shares and R$ 1,000,000 thousand in preferred shares;

(5)  On December 17, 2010, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, with the issuance of 62,344,140 new, nominative, book entry shares, with no par value, being 31,172,072 ordinary shares and 31,172,068 preferred shares, based on the private subscription by shareholders during the period from December 29, 2010 to January 31, 2011 in proportion to the shares each one held on the date of the Meeting, to be paid up in cash on February 18, 2011. The excess used to increase share capital amounting to R$ 11,441 thousand calculated as the difference between the issue price and the share sale price, was recognized in the "Capital Reserve” account; and

(6)  The Annual General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, from R$ 30,000,000 thousand to R$ 30,100,000 thousand, without issuing shares, by using part of the "Capital Reserve” and “Profit Reserve - Legal Reserve" accounts.

The Notes are an integral part of the Consolidated Financial Statements.

9       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2011	2010	2009
Operating activities
Income before income taxes	14,683,469	15,324,117	12,565,173
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	8,296,151	5,756,125	10,809,611
Changes in the insurance technical provisions and pension plans	18,212,405	14,294,976	12,768,473
Net gains from disposals on assets available for sale	(238,606)	(645,216)	(549,038)
Depreciation	990,092	956,092	824,899
Amortization of intangible assets	1,130,243	1,010,341	691,630
Impairment of intangible assets	5,126	26,493	36,511
Equity in the earnings of associates	(682,122)	(577,053)	(728,867)
Losses on disposal of non-current assets held for sale	237,727	292,595	315,248
Net losses from disposal of property and equipment	8,596	12,148	14,355
Gains on sale of investments in associated companies	-	-	(2,409,619)
Changes in assets and liabilities:
Increase in compulsory deposits in the Central Bank	(6,013,739)	(47,273,389)	(4,722,952)
Increase in loans and advances to banks	(25,693,398)	(29,473,272)	(22,935,353)
Increase in loans and advances to customers	(88,088,656)	(81,584,730)	(44,996,235)
(Increase)/decrease in financial assets held for trading	(75,106,993)	(36,900,513)	2,166,148
(Increase)/decrease in other assets	(6,508,618)	(1,578,591)	18,752,963
Net increase in deposits from banks	50,571,306	62,708,679	26,705,387
Net increase in deposits from customers	38,975,249	32,148,572	14,716,268
Increase/(decrease) in financial liabilities held for trading	14,243	200,545	(1,523,248)
Decrease in insurance technical provisions and pension plans	(2,593,130)	(3,398,827)	(2,739,259)
Increase in other provisions	4,598,584	2,475,383	893,781
Increase/(decrease) in other liabilities	8,852,270	9,209,750	(8,749,105)
Interest received	64,161,337	52,844,025	48,030,114
Interest paid	(33,332,306)	(20,474,472)	(15,892,066)
Income and social contribution taxes paid	(5,383,283)	(3,196,072)	(3,791,506)
Other changes in taxes	(4,156,577)	(500,862)	(1,551,228)
Net cash provided by/ (used in) operating activities (Revised – See Note 2 (z))	(37,060,630)	(28,343,156)	38,702,085

Investing activities
Acquisitions of subsidiaries, net of cash and cash equivalents paid	(214,676)	(226,765)	35,779
Acquisitions of financial assets available for sale	(19,055,607)	(41,287,204)	(15,854,009)
Proceeds from sale of financial assets available for sale	32,753,402	9,405,730	754,251
Acquisitions of investments held to maturity	-	-	(14,554)
Redemption of investments held to maturity	105,722	89,844	62,828
Disposal of non-current assets held for sale	228,958	327,377	324,246
Acquisition of investments in associated companies	(111,826)	(786,688)	(339,902)
Disposal of investments in associated companies	-	-	2,519,272
Dividends received from investments in associated companies (Revised – See Note 2 (z))	489,200	496,698	560,965
Acquisition of property and equipment	(1,698,704)	(1,356,856)	(1,299,292)
Disposal of property and equipment	102,079	123,876	252,150
Acquisition of intangible assets	(3,232,620)	(1,695,177)	(1,058,075)
Dividends received	126,696	109,200	208,217
Interest received	7,190,077	5,494,551	2,736,771

Bradesco  10

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2011	2010	2009
Net cash provided by/(used in) investing activities (Revised – See Note 2 (z))	16,682,701	(29,305,414)	(11,111,353)

Financing activities
Funds from securities issued	28,212,490	12,815,608	3,565,694
Payment of funds from securities issued	(5,679,892)	(3,725,745)	(3,705,243)
Issuance of subordinated debts	9,505,799	1,282,600	2,628,271
Payment of subordinated debts	(6,542,624)	(828,351)	-
Premium on share subscription	11,441	-	-
Capital increase in cash	1,500,000	-	-
Acquisition of treasury shares	(173,060)	(14,789)	(184,021)
Increase/(decrease) of non-controlling interest	42,483	(448,060)	19,131
Interest paid	(2,342,856)	(1,611,252)	(2,933,162)
Interest on equity and dividends paid	(3,568,337)	(2,914,982)	(2,829,871)
Net cash provided by/(used in) financing activities	20,965,444	4,555,029	(3,439,201)

Increase/(decrease) in cash and cash equivalents	587,515	(53,093,541)	24,151,531

Cash and cash equivalents
At the beginning of the year	36,265,611	89,359,152	65,207,621
At the end of the year	36,853,126	36,265,611	89,359,152

Increase/(decrease) in cash and cash equivalents	587,515	(53,093,541)	24,151,531

Non-cash transactions
Credit operations transferred to non-current assets	758,757	988,702	1,054,613
Dividends and interest on equity declared but not yet paid	2,519,378	2,029,222	1,548,141
Unrealized gains/losses on securities available for sale	468,447	(390,638)	(2,091,932)
Exchange of shares on acquisition of Odontoprev	-	-	327,302

The Notes are an integral part of the Consolidated Financial Statements.

11       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a number of areas in the banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of credit operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements were approved by the Board of Directors on March 29, 2012.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statement of financial position, consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows as well as the notes to the consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale measured at fair value, assets and liabilities held for trading measured at fair value, and financial instruments at fair value through profit or loss that are measured at fair value and the liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position comprising cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes and the participation of non-controlling interests were adjusted by non-cash items such as gains or losses, on provisions, depreciation, amortization and losses due to impairment of loans and advances. The interests received and paid are classified as operating cash flows.

Bradesco  12

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the adoption of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to, adjustments to the provision for impairment losses of loans and advances, estimates of the fair value of financial instruments, depreciation and amortization, impairment of losses in assets, the useful life of intangible assets, evaluation of the realization of tax assets, assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds, provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including jointly-controlled entities, as well as exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

		Shareholding interest (%)
	Activity	December 31
		2011	2010
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	100.00	100.00
Banco Alvorada S.A.	Banking	99.95	99.95
Banco Bradesco Financiamentos S.A.	Banking	100.00	100.00
Banco Bankpar S.A	Banking	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	99.99	99.99
Banco BERJ S.A.(1)	Banking	96.23	-
Banco Ibi S.A.	Cards	100.00	100.00
Banco Bradesco BBI S.A.	Investment bank	98.35	98.35
Banco Bradesco Cartões S.A.	Cards	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00	100.00
Bradseg Participações S.A.	Holding	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	100.00	100.00
Odontoprev S.A.(2)	Dental Health	43.50	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	100.00	100.00
Bradesco Seguros S.A.	Insurance	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	100.00	100.00
Bradesplan Participações Ltda.	Holding	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00	100.00
Tempo Serviços Ltda.	Service Provider	100.00	100.00
União de Participações Ltda.	Holding	100.00	100.00

(1)        Agreement signed in May 2011 and consolidated as of November 2011, upon approval of the Brazilian Central Bank, which   was the acquisition date; and
(2)        Consolidated based on control obtained through its shareholders agreement.

13       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization has control, i.e., for which it has control of the majority of the voting rights. There may still be control when the Organization has direct or indirect power to govern financial and operational policies of the entity so as to obtain benefits from its activities, even if the percentage that the Organization holds in the equity capital is less than 50%. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether the Organization controls another entity. The subsidiaries are fully consolidated from the date on which the control is transferred to the Organization and cease to be consolidated from the date that control ceases.

The results of the subsidiaries acquired or sold during the years are included in the consolidated financial statements as from the effective acquisition date or up to the effective date on which the control ceases.

For acquisitions meeting the definition of a business, the purchase method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration given, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

ii.         Associated companies

Companies are classified as associated companies if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associated companies are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

Bradesco  14

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.     Joint ventures

The Organization has contractual agreements in which one or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the proportionate consolidation method.

See Note 28 for summarized financial information about jointly controlled entities.

iv.     Special purpose entities

Even if there is no shareholder relationship, special purpose entities (SPEs) are consolidated in accordance with SIC-12 (Consolidation of Special Purpose Entities), if the Organization controls them from an economic perspective.

When assessing whether the Organization controls a SPE, in addition to the criteria in IAS 27, it evaluates a range of factors, including whether:

(a)     the activities of the SPE are being conducted on the Organization’s behalf according to its specific business needs so that the Organization obtains the benefits from the SPE’s operations; or

(b)      the Organization has the decision-making power to obtain the majority of the benefits of the activities of the SPE or the Organization has delegated these decision-making powers by setting up an ‘autopilot’ mechanism; or

(c)      the Organization has the rights to obtain the majority of the benefits from the activities of the SPE and therefore may be exposed to risks incurred due to the activities of the SPE; or

(d)      the Organization retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities.

Whenever there is a change in the substance of the relationship between the Organization and the SPE, the Organization reassesses the continued appropriateness of consolidation. Indicators for a re-assessment of consolidation are, in particular, changes in ownership of the SPE, changes in contractual arrangements, and changes in the financial structure.

v.      Transactions with and interest of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.     Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

15       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries adopted the Real as their functional currency, except for the subsidiary in Mexico, which adopted the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income – “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•   Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•   Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

Bradesco  16

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank and other highly liquid short–term investments, with original maturities of three months or less and are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

Cash and cash equivalents are held at amortized cost in the statement of financial position.

d)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are reclassified in the consolidated financial statements as “Assets pledged as collateral” when the purchaser has the right to sell or repledge the asset. The counterparty liability is included in “Deposits from Banks - Funding in the open market”. Securities purchased under agreements to resell are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

e)      Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following categories: measured at fair value through profit or loss, available for sale, held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

•     Measured at fair value through profit or loss

Financial assets are recorded and valued at their fair value and the respective subsequent changes to the fair value are recognized immediately in the income statement. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

17       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-   Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

-   Financial assets held for trading

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or taking a position. Derivative financial instruments are also categorized as held for trading, unless they are designated as hedging instruments.

Financial assets held for trading are initially recognized in the balance sheet at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income and expense and foreign exchange differences on financial assets held for trading are included in “Net interest income”.

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and measured, subsequently, at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial assets available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Interest is recognized in the consolidated statement of income statement using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income, except when they relate to foreign subsidiaries with a functional currency different from that of the Organization.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated to be at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

Bradesco  18

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the income statement.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market and that the Organization has no intention of selling, neither immediately or in the short term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the balance sheet as loans and advances to banks or customers. Interests on loans are included in the consolidated statement of income and are reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as impairment of loans and advances.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

-          Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

-          Financial liabilities held for trading

Financial liabilities for trading recognized by the Organization correspond to derivative financial instruments unless they are designated for hedging purposes.

Liabilities held for trading are initially recognized at fair value in the consolidated statement of financial position and their costs of transactions are recorded directly in the consolidated statement of income for the period. All realized and unrealized changes in fair value are recognized in the consolidated statement of income in “Net gains and losses from financial instruments held for trading.” Interest expense and foreign exchange differences on financial liabilities held for trading are included in “net interest  income”.

19       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified to be at fair value through profit or loss, initially, are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivatives’ contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.” The calculation of fair value considers the credit risk of the counterparties.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate.

The Organization has not designated any transactions as hedges for accounting purposes.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts at the date on which they are originated. All other financial assets and liabilities are recorded on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged paid, redeemed, cancelled or expired.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, and only when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

Bradesco  20

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques include the techniques to calculate the net current value, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models. The Organization uses reputable valuation models to determine the fair value of financial instruments that consider observable market data.

For more complex instruments, the Organization uses proprietary models that are usually developed based on standard valuation models. Some of the information included in the models may not be observable in the market and are derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

viii.   Impairment of financial assets

(a)   Financial assets recognized as amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The financial assets are impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

•         significant financial difficulty of the issuer or obligor;

•         a breach of contract, such as a default or delinquency in interest or principal payments;

•         economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•         it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

21       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)      adverse changes in the payment status of borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

All significant assets that an assessment indicates have not been specifically impaired are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers asset type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit-risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

Bradesco  22

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above. If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of an impairment loss. If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are directly recognized in equity – other comprehensive income.

f)       Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of its carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

g)      Reinsurance contracts

Reinsurance contracts are made in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities related to reinsurance operations are presented gross of their respective recoveries, which are booked in the Asset since the existing contract does not preclude us from our obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency, to reinsure risks which are for the most part transferred to local reinsurers. Therefore, the risks of impairment are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

h)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plans contracts and the brokers’ fees over a twelve-month period.

23       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i)       Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When different parts of an item have different useful lives, and separately control is practicable, they are recorded as separate items (main components) comprising the property, and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

There was no indication of impairment within the reporting period.

Gains and losses from the sale of property and equipment is determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of a property and equipment item is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis over the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

j)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, computer software licenses and other intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life, not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized.

Bradesco  24

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associated companies is included in the carrying amount of the investment. See Note 2(a)(ii). When the difference is negative (bargain purchase gain), it is immediately taken to the consolidated statement of income as a gain on the acquisition date.

Goodwill is allocated to Cash-Generating Units (CGUs) or groups of cash-generating units for the purpose of impairment testing. Allocation is made to the CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill originated.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment by comparing the recoverable amount of a CGU with the carrying value of its net assets, and is carried at cost less impairment losses. Impairment losses on goodwill are not reversed. Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses.

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method during the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

25       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period during which the asset is expected to contribute, directly or indirectly, to the future cash flow.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment is immediately recognized in the consolidated statement of income.

k)      Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part for the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

Leases in terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset as measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

As a lessor, the Organization has substantially finance lease contracts.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over  the remaining term of the lease when the lease adjustment is confirmed.

i.        Finance Leases

Finance leasing assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses when the profit from the sale of the lease is recognized, which is recognized at the beginning of the lease term.

Recognition of financial revenue reflects the constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

ii.       Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation, incurred to produce the income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

l)       Impairment of non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the assets or its cash generating unit (CGU) carrying amount over its estimated recoverable amount. The recoverable amount of an asset or is the greater of an asset’s fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

27       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The recoverable amount is the higher out of an asset’s fair value less costs to sell and value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a fixed rate discount rate that reflects the current market conditions of the time, value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to the reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

m)     Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

n)      Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle an obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The provisions were established by the Management taking into account the opinion of their legal advisors, nature of the actions, similarity with previous suits, complexity and positioning of the Courts, whenever there is a probable loss.

Contingent liabilities are disclosed if there is a possible future obligation resulting from past events or if there is a present obligation resulting from a past event.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and therefore the gain is virtually certain. The contingent assets for which the expectation of the outcome is favorable are only disclosed in the financial statements.

Bradesco  28

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

o)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if an uncertain future event specific and adverse the policy holder. Reinsurance contracts are also treated from the perspective of insurance contracts by transferring significant insurance risk. Contracts classified as investment contracts are related to our capitalization bonds, which not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

p)      Insurance and pension plan technical provisions

i.    Property damage

The provision for unearned premiums (PPNG) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts. The assignment of the corresponding provision to the estimate of current risks relating to policies not yet issued is constituted in the PPNG-RVNE.

The provision for claims to settle (PSL) is established based on the estimated claims paid, taking into account all administrative and judicial claims on the balance sheet date and the related costs such as expenses for claim adjustments and legal fees, among others.

The provision for incurred but not reported claims (IBNR) related to the Company’s own operations is calculated on an actuarial basis, considering the number of claims that have been incurred but not reported by insured/beneficiaries. The methodology uses a projection – based on observed historic behavior – of future claim payments related to events that occurred before the reference date for the calculation. The IBNR provision is calculated by subtracting the expected total of the provision for claims to settle (PSL) from the aforementioned projection, estimated on a case-by-case basis.

The provision for premium insufficiency (PIP) should be constituted, if deficit is verified in the PPNG related to the risks in course to cover the indemnities due to incur and future-related expenses. The need of constitution was not identified for the base date.

ii.   Insurance for people, except individual life

The provision for unearned premiums (PPNG) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and includes an estimate for the current risks relating to policies not yet issued (RVNE).

The provision for premium deficiency (PIP) is made to cover any differences between the expected present value of indemnities and related future costs and the expected present value of future premiums. The provision is calculated on an actuarial basis and takes into account the biometric AT-2000 Male for men and AT-2000 Female for women, improvement of 1.5% per year, rates for other specific risk coverage and the real interest rate of 4% per year.

The mathematical provision for benefits to be granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed.

29       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for redemptions and other unsettled values (PROVR) comprises the values related to the redemptions to settle and to the returns of premiums still not transferred to the receiving entity.

The provision for claims incurred but not reported (IBNR) is calculated based on the estimate of the claims already incurred, but that still have not been reported to the insurance companies.

The provision for unsettled claims (PSL) considers all the reports of claims received until the balance date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the claims under judicial review.

iii. Individual life insurance, excluding the insurance of variable contribution with survival coverage

The provision for unexpired risks (PRNE) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of current risks that have yet to be issued (RVNE).

The mathematical provision for benefits to be granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations.

The provision for redemptions and other unsettled values (PROVR) comprises the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

The provision for events incurred but not reported (IBNR) is calculated based on the estimate of claims already incurred, but that still have not been reported to the insurance company.

The provision of unsettled benefits (PBR) considers all of the reported claims received until the balance date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the claims under judicial review.

The provision for financial variation (POF) is recorded up to the 15% limit on the mathematical provision for benefits to be granted for life insurance with guaranteed yield, in order to cover future financial variations. The annual real interest rate of 4% is used to calculate this provision.

iv. Health

For the health sector, the provision for unsettled claims (PSL) was measured, as the base of the reported claims received until the reporting date including judicial claims and related costs.

For the individual health plan portfolio, regarding the cover of remission for five years to the dependents of the policyholder in case of death, the mathematical provision for benefits to be granted (PMBaC) is constituted, whose calculation methodology takes into account the expectation of permanence of policyholders in the plan until their exit from the group following death, and as per this moment, the costs related to the permanence of the dependents in the plan for five years without the corresponding payment of premiums.

The provision for benefits granted (PMBC) from the individual health plan portfolio is made up of liabilities resulting from contractual remission clauses of health assistance coverage payments, based on the present value of future estimated expenses with health assistance costs of the dependents of deceased policyholders.

Bradesco  30

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The other provisions are constituted, for the individual health portfolio, to cover the resulting differences between the expected present value of indemnities and related future costs and the expected present value of future premiums.

v.   Open pension plan and life insurance of variable contribution with survival coverage

The provision for unexpired risks (PRNE) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of current risks that have yet to be issued (RVNE).

The mathematical provision for benefits to be granted (PMBaC) refers to participants that have yet to begin receiving benefits. In the pension plans, known as ‘traditional’, the provision represents the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement, disability, pension and savings. The provision is calculated according to the methodology and premises established in the Technical Actuarial Notes.

Mathematical provisions for benefits to be granted related to long term life insurance plans (VGBL and PGBL) represent the total amount of contributions made by participants, net of charges and other contractual fees, plus financial yield generated through the investment of resources in investments funds through quotas in specially recorded investment funds (FIEs).

The provision for redemptions and other unsettled values (PROVR) comprises the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

The mathematical provision for benefits granted (PMBC) refers to participants that receive benefits and corresponds to the current value of future obligations for the continued payment of benefits.

The provision for insufficient contributions (PIC) is recorded to meet occasional unfavorable variations in technical risks taken on in the mathematical provision for benefits to be granted and the mathematical provision for benefits granted, considering a greater tendency of survival among participants. In the plans with survival risk, the provision is calculated actuarially and takes into consideration the biometric table AT-2000 Male (smoothed) for men and AT-2000 Female (smoothed) for women, improvement of 1.5% a year and real interest rate of 4% a year. In the plans with risk of survival of disabled the provision takes into account the biometric table AT-49 Male and the real interest rate of 4% a year. Improvement is a technique that restates the table of survival automatically, considering the increase expected of the future survival.

The provision for administrative expenses (PDA) is constituted to cover future administrative expenses of the plans with a defined benefit, defined contribution and variable contribution. The premises of the calculation are the same included in the calculation of the PIC, with the inclusion of expenditure on benefit payments.

The provision for financial surplus (PEF) corresponds to an installment of financial yield obtained through the application of provisions that exceed the minimum yield of pension plans with a clause for the participation in financial surplus.

The provision for technical surplus (PET) corresponds to the difference between the value expected and the value observed of the events incurred in the period for the pension plans with a participation clause in the technical surplus.

The provision of unsettled benefits (PBR) considers all of the reported claims received until the balance date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the claims under judicial review.

31       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for financial variation (POF) is recorded up to the 15% limit on the mathematical provision for benefits to be granted for variable-contribution pension plans with guaranteed yield, in order to cover future financial variations. The annual real interest rate of 4% is used to calculate this provision.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is considered as the net carrying amount, deducting the deferred acquisition costs (DAC) and the related intangibles.

To conduct this test, the Organization uses actuarial methods that consider the estimated present value of all future cash flows, including expenses to settle claims from actuarial premises on the date the test is conducted. In the test, contracts are grouped by similar risk or by whether the insurance risk is co-managed by the Management.

The assumptions related to the claims ratio, administrative and operating expenses, selling expenses, cancellations, future contributions, redemptions and conversions into income adopted for testing purposes, are based on historical records. On the other hand, the assumptions related to mortality and survival follow the biometric tables which are formulated specifically based on Brazilian insurance market experience, BR-EMS, and also consider the continued improvement of life expectancy (known technically as the ‘improvement’ assumption), in accordance with the G Scale of the Sociedade de Atuários (SOA).

The discount rates used to bring the projected flows to present value are risk-free forward rates, corresponding to the guarantees offered for each product.

If any insufficiency is detected, the Organization must record it as an expense in the income statement for the year and establish additional provisions for the insurance losses already recorded on the test base date.

The result of the adequacy test does not show insufficiency in 2011 and 2010.

q)   Financial guarantees

Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher out of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure as probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of the Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

Bradesco  32

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

r)       Employee benefits

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE). The actuarial obligations of PGBL are fully covered by the corresponding FIE.

The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A. and BRAM, Bradesco Asset Management S.A. DTVM, is responsible for the financial management of the FIEs funds.

Contributions from employees and management are equal to 4% of their salaries except for those participants who, in 2001, opted to migrate from a defined benefit plan to the PGBL, and whose contributions were maintained at the same level as the defined benefit plan at the time it was transferred, always in compliance with the minimum of 4% of the salary. Contribution obligations for the defined contribution pension plans are recognized as expenses in the income statement during which services are rendered by employees. The Organization, as employer, has no further payment obligations, once the contributions have been made.

In addition to the PGBL described above, the participants who migrated from the defined benefit plan are assured a proportional deferred benefit. For retired and pensioned employees, regardless of whether they are participants in the migrated defined benefit plan or not, the present value of the actuarial obligations of the plan is invested in FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and the plans are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and any unrecognized past service costs and fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

To determine the net amount in the consolidated statement of financial position, any actuarial gains and losses that have not been recognized because of application of the “corridor” approach described below are added or deducted, as appropriate an unrecognized past service costs are deducted.

The Organization recognizes a portion of actuarial gains and losses that arise in calculating the Organization’s obligation in respect of a plan in profit or loss over the expected average remaining working lives of the employees participating in the plan. To the extent that any unrecognized and cumulative actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation or the fair value of the plan’s assets, the amount is recognized in the income statement over the estimated remaining time of service of the participating employees. Otherwise the actuarial gain or loss is not recognized.

33       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

When the benefits of a plan are improved, the portion of increased benefit related to past service by employee is recognized in the income using the straight-line method over the average period until the benefits become vested. To the extent that the benefits vest, the expense is recognized in the consolidated statement of income.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable twelve months or more after the statement of financial position date are discounted to their present value.

iv. Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within twelve months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

s)      Capitalization bonds

Financial liabilities and revenues from capitalization bonds are accrued at the time funds are received. Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and deposit value is adjusted for inflation using the referential rate (TR) + 0.5% interest per month, which constitutes mathematical provision for redemptions.

Capitalization bonds beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

The mathematical provision for redemptions is calculated for each active or suspended security, during the term expected in the general conditions of bond.

The mathematical provision for redemptions are calculated by the values of the matured securities and also by the values of the securities which are not yet mature, but have had their redemption request anticipated by the clients. The provisions are restated monetarily based on the indexers established in each bond.

The provisions for draws to be held and settled are calculated to cover the premiums originating from the future draws (still not held) and also to the premiums originating from the draws in which the clients have been selected (to pay).

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

t)       Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate of, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

u)      Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

v)      Insurance income

Insurance premiums are recognized as revenue proportionally over the policies coverage period.

Insurance and coinsurance premiums net of premiums transferred to coinsurance and reinsurance and related commissions, are recognized as income at the time the relevant insurance policies and invoices are issued, and accounted for on a straight-line basis, over the duration of the policies, through recognizing and reversing the provision for unearned premiums and deferred acquisition costs (deferred acquisition costs).

Income from premiums and the corresponding acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in income at the start of the risk coverage on an estimated basis.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

Income from management fees paid by specially constituted investment funds are recognized as income on an accrual basis at contractually determined rates.

Brokers’ commissions and other selling expenses of pension plans and life insurance are deferred and allocated to the income statement, using the straight-line method over twelve months.

Deferral of paid reinsurance premiums is made consistently with the treatment of the respective insurance premium and/or reinsurance contract.

w)     Income tax and social contribution expenses

35       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Income tax is calculated at the rate of 15%, plus a surcharge of 10% and the social contribution tax at the rate of 15% for banks, insurance companies and similar institutions and 9% for non-financial subsidiaries, after making certain adjustments required by tax legislation.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax expenses are the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•                temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•                temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and

•                taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax position and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

x)        Segment reporting

Bradesco  36

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information for operating segments is consistent with the internal reports provided for the management’s decision-making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization performs in banking segments through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. Additionally, we are engaged in operations in insurance, supplementary pension plans and certificated savings plans through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

y)      Equity

The preferred shares have no voting rights, but have priority over the ordinary shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share ten percent (10%) higher than the dividend distributed per share to the holders of ordinary shares.

i.       Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

ii.      Earnings per share

The Organization presents basic and diluted earnings per share data.

Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of ordinary shares purchased by the Organization and held as treasury shares.

Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.    Dividends payable

Dividends on shares are recognized at the time they are approved by a Meeting of Shareholders.

Dividends for the year, approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

z)      Change in classification in the statement of cash flows

In these financial statements the Organization has voluntarily elected to change its accounting policy with respect to the classification in the cash flow statements of dividends received from investments in associated companies. This accounting policy change did not affect the amounts that were previously recorded as assets, liabilities, equity, net income or other comprehensive income.

In the previously issued financial statements for the years ended December 31, 2010 and 2009 dividends received from investments in associated companies were presented as a cash inflow from operating activities. In these financial statements dividends received from investments in associated companies are presented as a cash inflow from investing activities and prior periods have been revised to be presented on a consistent basis. Management believes that this presentation provides more relevant information by including as cash flows from investing activities all cash inflows and outflows related to its associated companies including the purchase and sale of interests as well as dividends received.

37       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As a result of the change in accounting policy there was a decrease in the 2010 and 2009 previously reported cash flow statements in the line “Net cash provided by (used in) operating activities” and a corresponding increase in the line “Net cash provided by (used in) investing activities” in the amounts of R$ 496,698 thousand and R$ 560,965 thousand, respectively.

3)     Risk Management

Risk-management structure

Our risk-management structure consists of Statutory and Executive Committees, which assist in the strategic decision-making by the organization's Board of Directors and Executive Officers.

The Organization has a Statutory Committee known as the Integrated Risk Management and Capital Allocation Committee, whose duty is to advise the Senior Management in the approval of institutional policies and risk exposure limits.

Reporting to this statutory committee are executive risk-management committees for a) credit risk, b) market and liquidity risk, c) operating risks, d) Bradesco's insurance and pension business, and e) implementing Basel II. There are also executive committees for the business areas, which, among other duties, suggest exposure limits for their corresponding risks and prepare mitigation plans to be submitted for the Integrated Risk and Capital Allocation Committee and the Board of Directors.

 A key part of this structure is the Integrated Risk Control Department, whose mission it is to facilitate and foster the Organization's risk-control and capital-allocation activities independently, consistently, and transparently on an integrated basis. This area also ensures compliance with the stipulations of the Central Bank of Brazil pertaining to risk-management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their contractual liabilities under the original terms. For risk management reporting purposes, the Organization considers and consolidated all elements of credit risk exposure, such as deterioration of loans as reflected in an increase in the borrower’s risk, the reduction in gains or remunerations, as well as benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s noncompliance with the financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly credit operations, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

Bradesco  38

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans.

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed consists of the probable failure of the counterparty to comply with its financial or non-financial obligations, causing losses to the Organization. This risk may be identified especially in transactions that involve derivative financial instruments, where the counterparty is subject to market fluctuations.

The Organization maintains control over the net position (that is, the difference between purchase and sale agreements) and potential future exposures of operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted to the Organization’s customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing security, quality and liquidity for the application of credit assets. The process is guided by the Organization’s risk-management governance and complies with the rules of the Central Bank of Brazil.

In the constant pursuit for profitability in the business, the Organization uses the appropriate methodologies for each segment in which it operates, which guide the lending processes and the determination of operational limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

According to the guidance contained in the Credit Policy, all business proposals comply with the Organization’s departments’ approval hierarchy.

The Executive Credit Committee takes decisions within its remit on consultations for limits and transactions proposed by business areas, after the Credit Department has analyzed them and drafted its opinions. Proposed transactions / limits involving amounts of R$ 2 billion or more first pass though the Credit Executive Committee and are then submitted to the Board of Directors for approval.

For mass market retail loans, the Organization has exclusive Credit and Behavior Scoring systems,  as well as standardized procedures for reviewing applications and lending.

Business is diversified, wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, always seeking to support them with guarantees that are adequate to the risk assumed, considering objectives and the maturities of loan granted.

39       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Rating

The methodology for credit-risk evaluation, in addition to providing the institution with the minimum parameters for credit concession and risk management, promotes the determination of credit policies that are differentiated by the customer’s characteristics and capacity. Thus, it provides a base for operation pricing and determination of guaranties to each circumstance.

Risk ratings for economic groups – legal entities – are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

For individuals, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1	Low risk
2	AA2
3	AA3
4	A1
5	A2
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	D	Medium risk
14	E	High risk
15	F
16	G
17	H

Credit-Risk Management Process

The credit risk is controlled in a corporate and centralized manner. All exposures to credit risk are analyzed, measured, classified and monitored independently by the credit risk sector.

This sector participates in the process to improve customer risk classification models by monitoring the high risks through the periodic follow-up of major default events, and the level of provision against expected and unexpected losses.

The credit risk sector reviews the internal processes, continuously, including roles and liabilities, the capacity building and demands for information technology, and risk evaluation, with the creation or review of products and services.

Bradesco  40

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The credit risk management process includes a periodic self-appraisal to incorporate new practices and processes, as well as to monitor projects to meet the New Basel Capital Accord (Basel II) requirements. All activities are monitored to improve the management processes.

Control and Monitoring

The Organization’s credit risk is controlled and monitored by the credit risk area of the Integrated Risk Control Department.

The department coordinates, within the risk governance structure, the Executive Credit Risk Management Committee, in which methodologies for credit risk measurement are discussed and formalized. Significant issues discussed in this committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinated to the Board of Directors.

Additionally to the Committee, the area holds monthly meetings with product and segment executives and officers, Credit, Credit Recovery, with a view to informing them about the evolution of the loan portfolio, delinquency, impairment of loans and advances, loan recoveries, portfolio limits and concentrations and other items. This information is also reported to the Audit Committee.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failure, in addition to monitoring economic activity sectors in which the company is exposed to significant risks.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, which are revised at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are furnished to the business areas, Credit, Credit Recovery and the Executive Officers, in addition, daily, monthly and quarterly reports.

Pointing out the risk situations that could result in customers' ability to honor its obligations as contracted, the credit risk control area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information of customers about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of the past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

41       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2011	2010
Cash and balances with banks	93,777,577	80,960,127
Derivative financial instruments	955,912	1,650,708
Loans and advances to banks	72,663,890	64,715,412
Loans and advances to customers	263,521,615	225,635,918
Other financial assets	237,166,083	191,893,419
Total items recorded in the balance sheet	668,085,077	564,855,584
Total items not recorded in the balance sheet	180,842,424	147,446,817
Total risk exposure	848,927,501	712,302,401

The Organization's maximum credit risk exposure was R$ 848.9 billion in 2011, which was a 19.2% increase from 2010.

Of this exposure, R$ 93.8 billion related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

In relation to the “Other financial assets” item totaling R$ 237.2 billion, representing for approximately 27.9% of exposure in 2011, which largely consists of financial assets that, being Brazilian government bonds, have relatively low credit risks that, and are recorded at their market value.

In 2011, items not recorded in consolidated statement of financial position (recorded in memorandum accounts) amounted to R$ 180.8 billion, reaching a level of 21.3% of total exposure from available lines of credit, of which R$ 130.7 billion corresponded to limits for credit cards, personal loans, housing loans and overdrafts,  all of which were individually insignificant. Of the remaining R$ 50.1 billion, R$ 48.5 billion were guarantees mostly provided for Corporate customers and R$ 1.6 billion was available import finance. According to the Organization's internal ratings, these transactions are mostly assessed as having relatively "low risk".

In 2010, items not recorded in the consolidated statement of financial position, amounted to R$ 105 billion comprises credit limits to be released, of which 79% corresponds to limits to be released of the following products: credit cards, personal credit, housing loans and checking account overdraft facilities, and which are considerably dispersed. In addition, an amount of R$ 42 billion comprises guarantees provided, of which 90% is realized with large sized companies, which based on the Organization`s internal rating, are classified as low risk.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 337.1 billion in 2011, representing 39.7% of the total exposure, including loans and finance, derivatives and advances to credit institutions and clients.

Bradesco  42

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Financial Instruments

	R$ thousand
	December 31
	2011	2010
Traded in the stock exchange	4,249	35,113
OTC contract	951,663	1,615,595
Total	955,912	1,650,708

In relation to derivatives, 99.6% of the total, transactions refer to over-the-counter contracts, most of them involving counterparties, assessed to have "low credit risk" by the Organization's internal procedures, so these derivatives do not have significant credit risk exposure.

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2011	2010
Low risk	72,663,890	64,715,412
Medium risk	-	-
High risk	-	-
Total	72,663,890	64,715,412

Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Loans and advances to credit institutions are not rated as due or impaired. In addition, the portfolio has no debt-rescheduling history.

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss.

The Organization's loans are classified as "impaired" when they are (a) past due over 90 days, or (b) incurred in loss, or (c) rescheduled and/or that have been, or (d) reclassified as high risk levels and/or have been subject to, or (e) bankruptcy events (declared bankrupt, or application, or grant, or approval by judicial or extrajudicial authority).

43       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31
	2011	2010
Neither due nor impaired (i)	230,869,648	196,614,589
Past due but not impaired (ii)	6,352,829	6,037,858
Impaired (iii)	26,299,138	22,983,471
Total loans and advances to customers	263,521,615	225,635,918
Impairment loss	(17,646,666)	(15,355,736)
Net amount	245,874,949	210,280,182

The portfolio of loans and advances to customers grew by 16.8% from 2011 compared to 2010.

(i)     Loans and advances to customers neither due nor impaired

	R$ thousand
	December 31
	2011	2010
Low risk	226,629,368	194,270,226
Medium risk	3,675,521	1,918,707
High risk	564,759	425,656
Total	230,869,648	196,614,589

Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers as assessed to have neither due nor impaired totaled R$ 230.9 billion in 2011.

Of the total transactions, 98.2% were classified as low risk.

(ii)    Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not marked as impaired in the collective analysis and which are not impaired based on the individual analysis.

For purposes of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the corresponding contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the contractual amount plus interest.

The loans and advances to customers which are not individually material, such as, for example, the retail transactions which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, no necessity for recording an individual impairment loss is indicated and, accordingly, the asset is then subject to collective loss analysis.

Bradesco  44

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31
	2011	2010
Past due up to 60 days	5,401,445	5,185,401
Overdue between 61 and 90 days	920,843	823,339
Overdue for more than 90 days	30,541	29,118
Total	6,352,829	6,037,858

The previous table presents the loans and advances that, despite a certain delay in payment, do not present any indication of impairment. This amount comprises 2.4% of the portfolio in 2011 (2.7% in 2010).

(iii)  Loans and advances to customers impaired

	R$ thousand
	December 31
	2011	2010
Portfolio not yet due	11,126,234	11,677,435
Past due up to 60 days	3,155,675	2,143,584
Overdue between 61 and 90 days	1,356,916	878,331
Overdue for more than 90 days	10,660,313	8,284,121
Total	26,299,138	22,983,471

Loans and advances impaired reached R$ 26.3 billion and accounted for 10.0% of the total portfolio in 2011 (10.2% in 2010).

By category

The following table presents the loans and advances by category that are impaired:

	R$ thousand
	December 31
	2011	2010
Credit card	4,282,203	3,181,897
Personal credit	3,945,625	2,485,736
Vehicles - CDC	3,471,296	2,127,855
Working capital	2,765,937	2,086,699
Leasing	1,743,897	1,864,016
Onlending BNDES/FINAME	1,078,121	1,169,933
Rural loans	780,236	932,607
Housing loans	577,885	337,099
Overdraft facilities	521,851	547,985
Financing and export	498,236	828,502
Guaranteed account	331,784	243,411
Others	6,302,067	7,177,731
Total	26,299,138	22,983,471

45       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Renegotiated loans and advances

	R$ thousand
	Maximum exposure
	December 31
	2011	2010
Loans and advances to customers	8,658,167	6,911,604
Total	8,658,167	6,911,604

The renegotiations include debt restructuring, which considers the lengthening of the payment plans among other variables. The renegotiation policies and practices are based on collection parameters and these policies are reviewed on a periodic basis.

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2011	2010
Largest borrower	0.9%	1.2%
Ten largest borrowers	5.2%	5.8%
Twenty largest borrowers	8.6%	9.1%
Fifty largest borrowers	14.0%	14.6%
Hundred largest borrowers	18.1%	18.5%

There was a reduction of concentration levels in 2011 compared to 2010.

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2011	2010
Public sector	1,046,107	973,497
Federal	764,524	585,521
State	281,583	387,976
Private sector	262,475,508	224,662,421
Individuals	100,432,908	88,727,218
Industry	52,582,415	45,588,624
Commerce	43,018,181	34,432,554
Services	63,025,931	52,988,679
Agribusiness	3,416,073	2,925,346
Total portfolio	263,521,615	225,635,918
Impairment of loans and advances	(17,646,666)	(15,355,736)
Total of net loans and advances to customers	245,874,949	210,280,182

The portfolio's breakdown by sector of economic activity showed variations in the shares of these sectors. Note the increased share of “commerce” and “services”.

Bradesco  46

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of an objective evidence of loss in the loan and advance portfolio, taking into account its historical experience of impairment losses and other circumstances known at the time of evaluation.

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of their experience of one or more events of objective loss evidence. As sometimes it may not be possible to identify a specific event that has caused a loss in recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective to affect a greater group of assets as a result, for example, of interest or exchange rate variations or reduction of the activity level of one or more economic sectors.

For individually significant clients showing specific objective evidences, impairment loss is estimated individually, taking into account the future cash flow expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients showing specific objective evidences, loss from the reduction of recoverable amount is estimated according to a model based on the Organization’s historical experience.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients are evaluated collectively by Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is differentiated according to its related segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the nonperformance of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets and its identification by the institution as an impairment of individual assets.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are written off when they are overdue for 180 to 360 days. However, credit operations with original terms beyond 36 months are written off when they are overdue for 360 to 540 days.

47       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Mitigation

Potential credit losses are mitigated by several types of collateral formalized through legal instruments such as conditional transfer with retained ownership, mortgages, or through third-party guarantees, or financial instruments such as credit derivatives (CDS). The efficacy of these instruments is reviewed in terms of time required for recovery and realization of assets provided as guarantees, their market value, guarantor counterparty risk, and legal security of contracts. The principal types of collateral are time deposits; financial applications and securities; residential and commercial properties; movable property such as vehicles, aircraft, machinery and equipment; collateral may include commercial invoices, checks and credit card bills. Sureties include in particular bankers' guarantees and letters of credit.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument and its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated on a straight-line basis throughout the period of the transaction. In the case of a credit event (“default”), the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

We present below the credit derivative transactions:

	R$ thousand
	Value of credit risk
	December 31
	2011	2010
Transferred
Credit Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	(543,982)	(483,198)
● Derivatives held by companies	(3,752)	(3,332)
Received
Credit Swaps, the underlying assets of which include:
●Bonds and securities - Brazilian public debt securities	778,457	591,501
● Derivatives held by companies	5,627	13,330
Total	236,350	118,301
Deposited margin	4,690	181,442

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. The contracts related to the credit derivative transactions described above mature on different dates up to 2013. The mark-to-market adjustment of the protection rates, which remunerates the counterparties receiving the risk, totals R$ 826 thousand (2010 – R$ 1,712 thousand). The fair value of derivative credit instruments is determined based on market quotations or obtained from specialized agencies. During the period, there were no events that, based on the corresponding contracts, could have triggered a credit default.

3.2.  Market risk

A market risk relates to the possibility of financial loss due to changes in prices and interest rates of the Organization’s financial assets, as its asset and liability portfolios may have mismatches in maturities, currency and indexes.

Bradesco  48

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

This risk is identified, measured, mitigated and managed, with market risk exposure guidelines and limits monitored separately on a daily basis.

All activities exposed to market risk are mapped, measured and classified according to risk probability and magnitude, and their respective mitigation plans are approved by management.

The risk management process relies on the participation of all levels of the Organization, from the business units to the Board of Directors.

In compliance with the Corporate Governance practices and aiming to preserve and strengthen the management of market and liquidity risks in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed on an annual basis by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market- and liquidity-risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The management process of the market risk is conducted in a corporate, centralized and independent manner; it involves diverse areas, with specific duties in the process, in the measurement and control of market risk. The process, approved by the Board of Directors, is also revalidated annually by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific business Committees that are submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors and based on the characteristics of the operations, which are segregated into the following Portfolios:

Trading Portfolio: this consists of all operations with financial instruments, including derivatives, maintained for trading purposes or intended to hedge other instruments of the trading portfolio, and which are not subject to trading limitations. Operations maintained for trading purposes are those intended for resale, to obtain benefits from actual or expected price variations or arbitrage.

The following limits are monitored for the Trading Portfolio:

•       Risk;

•       Stress;

•       Income; and

•       Financial Exposure.

49       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Banking Portfolio: these are operations that are not classified in the Trading Portfolio. They consist of structured operations relating to various lines of business in the Organization and their respective hedges.

The following limits are monitored for the Banking Portfolio:

•       Interest rate risk; and

•       Share Portfolio.

Market-Risk Measurement Models

The market-risk measurement and control are performed using VaR (Value at Risk), EVE (Economic Value Equity), stress testing, and sensitivity analysis, in addition to the limits for Management of Results and Financial Exposure Management.

Trading Portfolio and Risks of Shares of the Banking Portfolio

Although they are controlled separately, the Risks of the Trading Portfolio risks and share positions in the Banking Portfolio are measured using the Delta-Normal VaR methodology for a 1-day period, with a confidence level of 99% and volatilities and correlations calculated on the basis of statistic methods that attribute greater weight to recent returns.

The risk of the Trading Portfolio is also controlled by the Stress Test, the purpose of which is to quantify the adverse impact of economic shocks and events that are financially unfavorable to the Organization. The analysis uses stress scenarios prepared by the Market-Risk area and the economic area of the Organization, based on historical and prospective data on risk factors where the Trading Portfolio has a position.

For regulatory purposes, capital allocation relating to Banking Portfolio shares is based on credit-risk rating as required by the Central Bank of Brazil.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economic area, which are intended to determine positive and negative changes likely to occur in interest-rate curves applicable to investments and borrowings.

The EVE methodology consists of repricing the portfolio subject to interest rate variations, taking into account the increases or decreases of rates used to calculate the present value and total term of assets and liabilities. This way, the economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected for a period of 1 year. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

For the measurement of the interest-rate risk in the Banking Portfolio, accelerated payment of loans is not assumed, as this situation is not significant in the total volume of operations. For deposits without a defined maturity, such as demand deposits and savings deposits, an analysis is performed to determine their historical behavior and possibility of maintenance.

Bradesco  50

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Follow-Up

Market risk is primarily controlled and monitored by an independent area, the Integrated Risk Control Department, whom, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, positions are discussed once a week by the Executive Treasury Committee, which evaluates results and risks and discuss and approve strategies for coming weeks. Both the governance process and existing limits are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reports are complemented by an alert system, which determines the addressees of risk reports according to the usage percentage previously determined, therefore, the higher the risk limit consumption, more Senior Management members receive the reports.

Economic hedging and use of Derivatives

With the purpose of standardizing the use of financial instruments contracted for hedging purposes and the treasury derivatives, the Organization has created specific rules that have been approved by the applicable Committees.

The economic hedge operations entered into by the Treasury Department of Bradesco should, necessarily, eliminate or mitigate risks of mismatches of volumes, terms, currencies or indexers of the positions on the treasury books, using the assets and derivatives authorized for trading in each of books, in order to:

•       control and classify the operations, respecting the current limits of exposure and of risks;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures of operations in inactive markets, in conditions of stress or of low liquidity.

Derivatives Standardized and of Continuous Use

The Treasury Department of Bradesco may use standardized derivatives (traded on an exchange) and those of continuous use (traded over-the-counter) with the purpose of obtaining income and also for the structuring of hedges. The derivatives classified as ‘of continuous use’ are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example), vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as ‘of continuous use’ or structured operations are subject to the authorization of the applicable Committee.

51       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Evolution of the Exposure

This section shows the evolution of financial exposure, the VaR calculated by our internal model and its backtesting, stress analysis, and sensitivity analysis.

Financial Exposure – Trading Portfolio

We have presented below the table showing the financial exposure of the trading Portfolio, including the derivatives, of the Organization:

	R$ thousand
Risk Factors	December 31
	2011		2010
	Assets	Liabilities	Assets	Liabilities
Fixed rate	170,794,858	172,613,428	158,957,548	141,780,124
IGP-M (General Index of market pricing)	2,893,004	2,872,458	837,646	919,757
IPCA (Consumer price index)	21,534,602	13,679,603	19,175,480	16,086,132
Forex Coupon	6,087,770	9,962,956	4,904,025	4,726,962
Foreign Currency	10,841,088	12,762,036	5,403,007	5,232,001
Variable Income	1,036,939	361,491	226,471	207,437
Sovereign / Eurobonds and Treasuries	11,559,049	14,358,091	2,690,727	2,869,794
Other (*)	14,684,728	13,873,477	5,588,281	3,577,108
Total at Year-End	239,432,038	240,483,540	197,783,185	175,399,315

(*) Comprise mainly, SELIC (Special System of Settlement and Custody) and CDI (Interbank Deposit Certificate)

Internal VaR Model –Trading Portfolio

The average value at risk (VaR) in 2011 increased over the previous year, mainly due to a higher exposure and volatility in the period, as the following table shows:

	R$ thousand
Risk Factors	December 31
	2011	2010
Fixed rate	34,963	16,510
IGP-M (General Index of market pricing)	441	1,556
IPCA (Consumer price index)	82,545	11,192
Forex Coupon	18,352	5,199
Foreign Currency	38,360	6,179
Variable Income	47,040	1,049
Sovereign / Eurobonds and Treasuries	21,902	2,845
Others	48	5
Correlation / Diversification Effect	(114,819)	(21,674)
VaR at reporting date	128,832	22,861

Average VaR in the year	81,133	14,549
Minimum VaR in the year	19,749	5,288
Maximum VaR in the year	241,081	32,096

Bradesco  52

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal VaR Model – Backtesting

The methodology applied and the existing statistical models are validated daily using backtesting techniques. The backtesting technique compares the daily VaR calculated both as a hypothetical result, obtained with the same positions used in the VaR calculation and with the actual result, and considers the transactions of the day for which the VaR was estimated.

Its main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of exceptions should be within those of statistical tests and the required level of confidence (99%). The following graph shows VaR and daily results for the last twelve months. In this period, adverse outcomes were higher than estimated on only two occasions, so the number of exceptions is within the limits defined by the statistical tests and confidence level of the model adopted, thus showing its consistency.

Stress Analysis – Trading Portfolio

In order to estimate any loss not covered by VaR, the Organization makes daily assessments of possible impacts on its positions in stress scenarios for a 20 business day outlook. Thus, considering the effect of diversification between the risk factors, the average estimated possible loss in a stress situation was R$ 1,530 million in 2011 (2010 – R$ 358 million), and the maximum estimated loss was R$ 2,267 million (2010 – R$ 521 million).

	R$ thousand
	With diversification (stress situation)		Without diversification (unstressed situation)
	December 31		December 31
	2011	2010	2011	2010
Total at Year-End	1,424,216	232,218	2,067,878	404,383
Yearly Average	1,529,674	276,120	2,204,947	439,531
Yearly Minimum	874,320	84,089	1,598,525	176,933
Yearly Maximum	2,267,302	521,463	2,813,747	792,893

53       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis

The Trading Portfolio is also daily evaluated using sensitivity analysis to measure the effect of the market and price curves on our positions. In addition, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is conducted on a quarterly basis. It is important to highlight the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization. This is because a part of the loan operations in the Banking Portfolio is funded by demand deposits and/or savings deposits, which serve as a natural hedge against any interest rate fluctuations; and interest rate fluctuations do not material have a material impact in the Organization’s results, since the intention is to hold the loan operations until their maturity.

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2011			December 31, 2010
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(6,277)	(1,568,110)	(2,971,275)	(4,559)	(1,333,759)	(2,552,669)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(11,480)	(1,422,256)	(2,590,408)	(11,338)	(1,440,641)	(2,578,706)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(438)	(40,667)	(79,234)	(76)	(5,223)	(10,283)
Foreign Currency	Exposures subject to the FX variation	(11,171)	(279,274)	(558,549)	(3,061)	(76,533)	(153,066)
Variable Income	Exposures subject to the variation of share prices	(19,096)	(477,394)	(954,788)	(16,610)	(415,241)	(830,483)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,989)	(27,072)	(54,338)	(383)	(7,411)	(17,556)
Others	Exposures that do not match the previous definitions	(66)	(1,644)	(3,288)	(10)	(246)	(492)
Total without correlation (2)		(50,517)	(3,816,417)	(7,211,880)	(36,037)	(3,279,054)	(6,143,255)
Total with correlation (2)		(31,594)	(2,773,835)	(5,210,427)	(24,371)	(2,721,192)	(5,058,152)

(1)     Values net of taxes; and

(2)     “With correlation” considers the impact that each variable has on the other variable.

Bradesco 54

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is another sensitivity analysis exclusively of the Trading Portfolio, which represents the exposures that could cause significant impacts on the Organization’s results, where it is important to stress that the results presented show the impacts in each scenario with a static position of the portfolio. Due to the dynamism of the market these positions change continuously and do not necessarily reflect the position shown here.

		R$ thousand
		Trading Portfolio (1)
		December 31, 2011			December 31, 2010
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(750)	(186,845)	(361,825)	(439)	(130,396)	(251,911)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(2,258)	(292,015)	(560,960)	(374)	(55,064)	(106,444)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(596)	(54,802)	(106,992)	(40)	(3,924)	(7,650)
Foreign Currency	Exposures subject to the FX variation	(10,255)	(256,370)	(512,739)	(3,707)	(92,673)	(185,345)
Variable Income	Exposures subject to the variation of share prices	(3,940)	(98,511)	(197,023)	(322)	(8,054)	(16,109)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,985)	(25,277)	(50,144)	(154)	(4,570)	(8,927)
Others	Exposures that do not match the previous definitions	-	(16)	(32)	-	(1)	(1)
Total without correlation (2)		(19,784)	(913,836)	(1,789,715)	(5,036)	(294,682)	(576,387)
Total with correlation (2)		(13,270)	(512,229)	(995,375)	(2,669)	(155,665)	(301,866)

(1)    Values net of taxes; and

(2)    “With correlation” considers the impact that each variable has on the other variable.

55       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were prepared based on the scenarios for the respective dates, always considering the market information at the time and scenarios that have a negative impact on our positions.

Scenario 1: Based on the market information (BM&FBovespa, Anbima, etc.), stresses were applied of 1 base point for interest rates and a 1% variation for prices. For example: in the scenario applied on the positions at December 31, 2011 the exchange rate Real/Dollar was R$ 1.88 (December 31, 2010 – R$ 1.68). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2011 was 10.06% p.a. (December 31, 2010 – 12.05% p.a.).

Scenario 2: Stresses of 25% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2011 the exchange rate Real/Dollar was R$ 2.33 (December 31, 2010 – R$ 2.08). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2011 was 12.56% p.a. (December 31, 2010 – 15.05% p.a.). The scenarios for the other risk factors also represent a stress of 25% in the respective curves or prices.

Scenario 3: Stresses of 50% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2011, the exchange rate Real/Dollar was R$ 2.80 (December 31, 2010 – R$ 2.49). For the scenario of interest, the 1 year fixed rate applied on the positions at December 31, 2011 was 15.07% p.a. (December 31, 2010 – 18.06% p.a.). The scenarios for the other risk factors also represent a stress of 50% in the respective curves or prices.

3.3.  Liquidity risk

The Liquidity Risk is represented by the mismatch in cash flow, a result of difficulties to rapidly dissolve an asset or raise funds, hindering the liquidity of positions or creating outstanding liabilities.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process of the Liquidity Risk

The liquidity risk management process is conducted in a corporate and centralized manner, including the monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with CMN Resolution 2,804/00.

As part of the criteria and procedures approved, the Organization establishes the minimum daily liquidity reserve and the types of assets eligible for making up the resources available. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

Bradesco  56

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Monitoring

The liquidity risk management process is conducted by the Treasury Department and the control of positions is conducted by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for measuring the minimum liquidity reserve, reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

The liquidity risk is monitored at the Treasury Executive Committee, who controls liquidity reserves, with mismatches in maturities and currencies. The monitoring is also conducted by the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Internal Communication

In the process of liquidity-risk management, reports are distributed daily to the areas involved in management and control, as well as to the Executive Board. Various instruments of analysis are used in of this process, to monitor the liquidity, such as:

•       daily distribution of the instruments of liquidity control;

•       automatic updates of liquidity reports during the day to assist in proper management by the Treasury Department;

•       development of reports of past transactions and future based on scenarios;

•       daily verification of compliance with the minimum level of liquidity; and

•       weekly reports for the Executive Board about the behavior of liquidity and expectations for the future.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows, where the liquidity risk is managed based on the expected future undiscounted cash receipts.

	R$ thousand
	December 31, 2011
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	106,722,170	22,568,924	16,856,605	72,034,654	5,284,600	223,466,953
Deposits from customers	105,838,815	16,004,508	12,918,105	99,484,437	2,024,079	236,269,944
Funds from securities issued	563,278	6,275,685	9,009,110	33,911,608	1,208,636	50,968,317
Subordinated debt	155,258	4,164,025	5,397,977	8,499,714	21,965,948	40,182,922
Total liabilities	213,279,521	49,013,142	44,181,797	213,930,413	30,483,263	550,888,136

57       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2010
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	79,893,283	22,167,005	17,767,726	61,786,474	3,949,497	185,563,985
Deposits from customers	96,730,265	7,965,495	22,944,966	84,070,960	3,448,361	215,160,047
Funds from securities issued	412,490	2,809,519	2,675,378	14,502,560	746,992	21,146,939
Subordinated debt	1,310,433	4,551,519	2,812,677	20,394,160	4,531,746	33,600,535
Total liabilities	178,346,471	37,493,538	46,200,747	180,754,154	12,676,596	455,471,506

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted cash flows referring to financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from expectations. For example, it is expected that demand deposits of customers maintain a stable or increasing balance, and it is not expected that the unrecognized loan commitments are withdrawn immediately.

The gross cash inflows / (cash outflows) presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability or commitment.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, future rates contracts, interest rate options, other interest rate contracts, contracts of interest rate futures traded on an exchange and interest rate options traded on an exchange.

Bradesco  58

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the financial liabilities in derivatives that will be settled at net value, grouped based on the period remaining from the date of the consolidated statement of financial position to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	December 31, 2011
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	148,506	45,594	57,298	305,596	224,566	781,560
Non-deliverable forwards	104,930	122,259	13,777	4,724	-	245,690
• Purchased	4,009	9,263	4,778	1,599	-	19,649
• Sold	100,921	112,996	8,999	3,125	-	226,041
Premiums of options	6,730	17,642	9,195	3,294	-	36,861
Total of derivative liabilities	260,166	185,495	80,270	313,614	224,566	1,064,111

	R$ thousand
	December 31, 2010
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	109,061	27,301	14,074	112,344	59,849	322,629
Non-deliverable forwards	165,801	142,122	69,366	12,901	-	390,190
• Purchased	62,427	139,362	68,443	12,901	-	283,133
• Sold	103,374	2,760	923	-	-	107,057
Premiums of options	17,008	40,867	32,902	13,422	-	104,199
Total of derivative liabilities	291,870	210,290	116,342	138,667	59,849	817,018

59       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

	R$ thousand
	December 31, 2011
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	93,777,577	-	-	-	-	-	93,777,577
Financial assets held for trading	30,919,375	1,576,150	8,971,911	32,801,491	12,882,763	9,445,387	96,597,077
Financial assets available for sale	104,860	93,328	556,850	2,597,840	36,938,973	4,956,547	45,248,398
Investments held to maturity	607,926	-	125,886	207,601	3,169,574	-	4,110,987
Assets pledged as collateral	27,582,634	33,650,523	422,925	26,371,642	9,094,356	-	97,122,080
Loans and advances to banks	50,031,083	9,026,976	1,679,629	11,894,106	32,096	-	72,663,890
Loans and advances to customers	35,661,204	67,729,071	39,982,240	87,353,692	15,148,742	-	245,874,949
Other financial assets (1)	25,434,232	-	-	-	-	-	25,434,232
Total financial assets	264,118,891	112,076,048	51,739,441	161,226,372	77,266,504	14,401,934	680,829,190

Liabilities
Deposits from banks	105,430,313	21,549,272	14,475,429	58,745,664	4,089,498	-	204,290,176
Deposits from customers (2)	105,721,822	13,788,522	11,507,322	84,284,286	1,018,986	-	216,320,938
Financial liabilities held for trading	204,584	183,418	76,070	176,072	107,066	-	747,210
Funds from securities issued	335,483	6,121,755	8,033,030	26,233,251	907,450	-	41,630,969
Subordinated debt	103,973	2,788,605	4,616,848	5,590,898	13,809,767	-	26,910,091
Insurance technical provisions and pension plans (2)	75,346,103	1,697,496	475,194	21,593,528	-	-	99,112,321
Other financial liabilities (3)	29,932,557	-	-	-	-	-	29,932,557
Total financial liabilities	317,074,835	46,129,068	39,183,893	196,623,699	19,932,767	-	618,944,262

Bradesco  60

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2010
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	80,960,127	-	-	-	-	-	80,960,127
Financial assets held for trading	29,342,547	5,447,545	5,316,906	23,022,361	6,445,339	5,659,493	75,234,191
Financial assets available for sale	2,004,181	392,587	12,773	2,829,059	29,976,417	4,964,127	40,179,144
Investments held to maturity	-	105,875	-	315,877	2,972,555	-	3,394,307
Assets pledged as collateral	6,222,456	25,443,405	2,153,143	40,979,487	4,902,121	-	79,700,612
Loans and advances to banks	31,868,601	19,292,803	1,091,075	2,846,678	9,616,255	-	64,715,412
Loans and advances to customers	35,561,963	57,240,269	34,974,046	80,760,879	1,743,025	-	210,280,182
Other financial assets (1)	18,657,314	-	-	-	-	-	18,657,314
Total financial assets	204,617,189	107,922,484	43,547,643	150,754,341	55,655,712	10,623,620	573,121,289

Liabilities
Deposits from banks	79,760,829	21,915,116	13,982,560	52,763,443	3,498,969	-	171,920,917
Deposits from customers (2)	96,621,923	7,498,289	20,769,356	66,016,727	1,569,653	-	192,475,948
Financial liabilities held for trading	291,163	198,179	110,031	109,259	24,335	-	732,967
Funds from securities issued	209,155	2,483,953	2,273,497	12,245,244	597,916	-	17,809,765
Subordinated debt	1,122,186	4,460,861	2,417,064	15,014,877	3,299,958	-	26,314,946
Insurance technical provisions and pension plans (2)	60,032,455	2,101,400	1,284,674	20,074,517	-	-	83,493,046
Other financial liabilities (3)	26,140,152	-	-	-	-	-	26,140,152
Total financial liabilities	264,177,863	38,657,798	40,837,182	166,224,067	8,990,831	-	518,887,741

(1)   Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and insurance technical provisions and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 7 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

61       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

The tables below present the composition of the financial assets and liabilities measured at fair value classified using the hierarchical levels:

R$ thousand

December 31, 2011

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	53,497,751	-	8,289	53,506,040
Corporate debt and marketable equity securities	4,759,124	-	19,692,211	24,451,335
Bank debt securities	9,096,264	-	1,727,199	10,823,463
Mutual funds	6,791,968	-	-	6,791,968
Foreign governments securities	21,951	-	28,141	50,092
Brazilian sovereign bonds	18,267	-	-	18,267
Financial assets held for trading	74,185,325	-	21,455,840	95,641,165
Derivative financial instruments	-	952,676	3,236	955,912
Derivative financial instruments (liabilities)	-	(733,027)	(14,183)	(747,210)
Derivatives	-	219,649	(10,947)	208,702
Brazilian government securities	31,247,291	8,915	78,383	31,334,589
Corporate debt securities	1,569,946	-	5,880,127	7,450,073
Bank debt securities	1,402,650	-	80,215	1,482,865
Brazilian sovereign bonds	24,324	-	-	24,324
Marketable equity securities and other stocks	4,400,135	-	556,412	4,956,547
Financial assets available for sale	38,644,346	8,915	6,595,137	45,248,398
Total	112,829,671	228,564	28,040,030	141,098,265

R$ thousand

December 31, 2010

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	45,614,460	-	-	45,614,460
Corporate debt and marketable equity securities	4,960,263	-	16,048,172	21,008,435
Bank debt securities	2,905,845	-	1,878,557	4,784,402
Mutual funds	2,075,468	-	-	2,075,468
Foreign governments securities	71,004	-	-	71,004
Brazilian sovereign bonds	29,714	-	-	29,714
Financial assets held for trading	55,656,754	-	17,926,729	73,583,483
Derivative financial instruments	-	1,650,207	501	1,650,708
Derivative financial instruments (liabilities)	-	(730,790)	(2,177)	(732,967)
Derivatives	-	919,417	(1,676)	917,741
Brazilian government securities	30,807,360	12,792	90,160	30,910,312
Corporate debt securities	1,571,050	-	2,603,962	4,175,012
Bank debt securities	33,537	-	82,733	116,270
Brazilian sovereign bonds	13,423	-	-	13,423
Marketable equity securities and other stocks	4,964,127	-	-	4,964,127
Financial assets available for sale	37,389,497	12,792	2,776,855	40,179,144
Total	93,046,251	932,209	20,701,908	114,680,368

Bradesco  62

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity, which are used to value the position. The majority of market inputs is observable and can be obtained, mainly, from BM&FBovespa and the secondary market. Other exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange. Those are classified as Level 2.

The yield curves are used to determine the fair value for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined from mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps relating to corporate debt securities.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2011 and 2010:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Total
Balance on December 31, 2009	5,092,032	16,039	1,812,410	6,920,481
Included in the income statement and other comprehensive income	785,010	(3,621)	649,378	1,430,767
Acquisitions, issuances and sales	12,061,035	20,405	315,067	12,396,507
Transfer levels	(11,348)	(34,499)	-	(45,847)
Balance on December 31, 2010	17,926,729	(1,676)	2,776,855	20,701,908
Included in the income statement and other comprehensive income	2,028,189	(3,475)	670,734	2,695,448
Acquisitions, issuances and sales	1,500,922	(5,796)	2,808,540	4,303,666
Transfer levels	-	-	339,008	339,008
Balance on December 31, 2011	21,455,840	(10,947)	6,595,137	28,040,030

(1)  In 2011, the net derivatives included R$ 3,236 thousand of derivative assets and R$ 14,183 thousand of derivative liabilities (2010 – R$ 501 thousand of derivatives assets and R$ 2,177 thousand of derivatives liabilities).

63       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2011, 2010 and 2009:

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,152,178	-	669,938	2,822,116
Net trading gains/(losses) realized and unrealized	(123,989)	(3,475)	796	(126,668)
Total	2,028,189	(3,475)	670,734	2,695,448

	R$ thousand
	Year ended December 31, 2010
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	812,377	-	648,528	1,460,905
Net trading gains/(losses) realized and unrealized	(27,367)	(3,621)	850	(30,138)
Total	785,010	(3,621)	649,378	1,430,767

	R$ thousand
	Year ended December 31, 2009
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	726,326	-	277,254	1,003,580
Net trading gains/(losses) realized and unrealized	635	(30,406)	(68,651)	(98,422)
Total	726,961	(30,406)	208,603	905,158

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2011, 2010 and 2009:

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(102,916)	(3,475)	(106,391)
Total	(102,916)	(3,475)	(106,391)

	R$ thousand
	Year ended December 31, 2010
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(27,760)	(3,621)	(31,381)
Total	(27,760)	(3,621)	(31,381)

Bradesco  64

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2009
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(2,105)	(30,406)	(32,511)
Total	(2,105)	(30,406)	(32,511)

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value:

	R$ thousand
	Book value		Fair value
	December 31		December 31
	2011	2010	2011	2010
Financial assets
Held to maturity	4,110,987	3,394,307	5,655,248	4,935,011

Loans and receivables
Banks (1)	72,663,890	64,715,412	72,663,890	64,722,309
Customers (1)	245,874,949	210,280,182	245,804,979	210,334,115

Financial liabilities
Deposits from banks	204,290,176	171,920,917	204,226,676	171,792,716
Deposits from customers	216,320,938	192,475,948	216,112,246	192,307,819
Funds from securities issued	41,630,969	17,809,765	41,880,541	17,881,598
Subordinated debt	26,910,091	26,314,946	27,709,424	27,404,267

                  (1)  Amounts of loans and advances are presented net of the provision for impairment losses.

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. For cases in which a market price was available, this was used as an estimate of fair value. For most floating-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on the discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

65       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2 (e). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the discounted cash flows based on a contractual basis and current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

The objective of Capital Management is to provide the conditions required to meet the Organization's strategic goals, taking into account the economic and commercial environments where it operates. This process is in line with the nature of the operations, complexity of products and services, and the dimension of the Organization’s exposure to risks.

This Capital Adequacy Process is monitored daily to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, either in normal situations or in extreme market conditions, as well as complying with regulatory capital requirements.

Bradesco  66

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the Central Bank, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks from their activities, represented by the Required Reference Shareholders’ Equity (PRE). PRE is calculated taking into consideration, at least, the sum of the following portions:

Where:

Pepr = exposures weighed by the relevant risk weighting factor;

Pjur = the risk of operations subject to interest rate variations;

Pacs = the risk of operations subject to share price variations;

Pcom = the risk of operations subject to commodities prices variations;

Pcam = the risk of exposures to gold, foreign currency and operations subject to foreign exchange variation; and

Popr = amount related to operational risk.

In addition, the Organization is also required to maintain sufficient Reference Equity to face the risk of interest rates of operations not included in the trading portfolio (Banking Portfolio), which is calculated using the EVE (Economic Value Equity) methodology.

67       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity

Below is detailed financial information based on the consolidated statement of financial position as of December 31, 2011 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank used to calculate the Reference Equity of the Organization under the perspective of Consolidated Financial Entities and Total Economic Financial. However, if the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from that presented.

Calculation base - Capital Adequacy Ratio	R$ thousand
	Consolidated Financial Entities (1)		Consolidated Economic-Financial (2)
	December 31		December 31
	2011	2010	2011	2010
Consolidation Base – Capital Adequacy Ratio	55,581,664	48,042,850	55,581,664	48,042,850
Deduction of deferred charges according to CMN Resolution nº 3,444/07	(167,521)	(206,257)	(248,103)	(296,018)
Deduction of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	2,765,034	1,677,537	2,765,034	1,677,537
Non-controlling shareholders/others	186,035	175,671	615,258	471,536
Tier I Reference Equity	58,365,212	49,689,801	58,713,853	49,895,905
Sum of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	(2,765,034)	(1,677,537)	(2,765,034)	(1,677,537)
Subordinated debt according to CMN Resolution nº 3,444/07	15,630,207	8,050,760	15,630,207	8,050,760
Tier II Reference Equity	12,865,173	6,373,223	12,865,173	6,373,223
Total reference Equity (Tier I + Tier II)	71,230,385	56,063,024	71,579,026	56,269,128
Deduction of borrowing instruments according CMN Resolution nº 3,444/07	(103,484)	(94,657)	(103,484)	(123,100)
Reference Equity	71,126,901	55,968,367	71,475,542	56,146,028

(1)   Includes financial institutions authorized to operate under Brazilian Central Bank that are consolidated; and

(2)   Includes all consolidated and proportionate consolidated entities.

Bradesco  68

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Required Reference Equity (PRE)

Below is the evolution of the capital requirement to the Financial and Consolidated Economic and Financial Conglomerate under a standardized approach:

Capital Requirement	R$ thousand
	Consolidated Financial Entities		Consolidated Economic – Financial
	December 31		December 31
	2011	2010	2011	2010
Credit risk	48,139,653	38,738,750	47,421,691	38,938,440
Credit Operations (Non-Retail)	14,801,466	12,357,764	14,785,868	12,348,045
Credit Operations (Retail)	7,916,745	6,522,679	7,938,633	6,540,540
Guarantees	5,421,766	4,577,154	5,433,702	4,585,894
Tax credits	2,056,325	1,782,273	2,410,853	2,081,851
Credit Commitments	2,903,254	2,230,414	2,932,047	2,260,994
Security Operations	6,575,780	4,115,147	7,393,302	5,921,920
Other assets	8,464,317	7,153,319	6,527,286	5,199,196
Market Risk	1,926,942	380,236	1,926,942	380,236
Interest rate	1,801,866	364,650	1,801,866	364,650
• Fixed-rate in Real	186,124	50,294	186,124	50,294
• Foreign Currency Coupon	465,926	62,607	465,926	62,607
• Price Index Coupon	1,149,816	251,749	1,149,816	251,749
Shares	110,499	14,217	110,499	14,217
Commodities	14,577	1,369	14,577	1,369
Operational Risk	2,004,421	1,758,568	2,810,236	2,574,130
Corporate Finances	67,415	54,737	67,415	54,737
Trading and Sales	378,672	363,722	378,672	363,722
Retail	451,798	400,144	451,798	400,144
Commercial	609,351	477,275	609,351	477,275
Payments and Settlements	292,541	282,090	292,541	282,090
Financial Agent Services	93,818	73,145	93,818	73,145
Management of Asset	94,199	92,654	94,199	92,654
Retail Brokerage	16,627	14,801	16,627	14,801
Corporate debt securities	-	-	805,815	815,562
Required Reference Equity	52,071,016	40,877,554	52,158,869	41,892,806
Interest Rate Risk in the Banking Portfolio	1,180,108	988,356	2,141,215	1,836,120

The Organization ended the year 2011 with Required Reference Shareholders’ Equity (PRE) of R$ 52.2 billion in the classification of "economic-financial consolidated," up R$ 10.3 billion (+24.5%) from 2010.

Capital allocated to credit risk increased R$ 8.5 billion mainly due to credit operation and Trading in Securities. The capital requirement for market risk increased by R$ 1.5 billion due to the higher exposure in the IPCA operations and the Foreign Currency Coupon. The need of capital allocation for operational risk increase in R$ 236 million, mainly, in “Commercial” and “Retail lines”.

The capital necessary to meet interest rate risk in the Banking portfolio was R$ 2.1 billion in 2011, increase of R$ 305 million compared to 2010.

69       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio is an indicator defined by the International Basel Committee on Banking Supervision which recommends that there be an 8% minimum ratio between capital and assets weighted by risk. In Brazil, the minimum ratio required is 11%, according to current regulations (Resolution nº 3,490/07 of the National Monetary Council, Circular nº 3,360/07 and Circular nº 3,477/09 Central Bank of Brazil).

R$ thousand
	Consolidated Financial Entities		Consolidated Economic – Financial
	December 31		December 31
	2011	2010	2011	2010
Reference Shareholders' Equity (PR)	71,126,901	55,968,367	71,475,542	56,146,028
Required Reference Shareholders' Equity (PRE)	52,071,016	40,877,554	52,158,869	41,892,806
Margin	19,055,885	15,090,813	19,316,673	14,253,222
Capital Adequacy Ration	15.03%	15.06%	15.07%	14.74%

The Capital Adequacy Ratio for the Consolidated Economic and Financial closed the year 2011 at 15.07%, of which 12.38% is under Tier I Capital, thus exceeding the required minimum limits. Margin amounted to R$ 19.3 billion, which enables an increase of up to R$ 208 billion in loan operations.

3.6.  Insurance risk

Insurance risk is risk transferred by an insurance contract if loss events may occur in the future and there is uncertainty over the amount of damages resulting from such loss events. Within insurance risk, there is also underwriting risk, which arises from an adverse economic situation not matching the Group's expectations at the time of drafting its underwriting policy in relation to uncertainties over defining actuarial premises or technical reserves and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Group's estimates.

Bradesco  70

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is to develop an internal model for calculating additional capital based on underwriting risk.

The risk management process aims to diversify insurance operations in order to prioritize portfolio balance, and it is based on grouping together risks with similar characteristics in order to reduce the impact of individual risks.

Uncertainties over estimated future claim payments

Claims are accrued as they occur. The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims relate to provision for incurred but unreported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Given the uncertainties inherent to estimates of provisions for claims, the final settlement may well differ from the liability initially accrued.

Asset and liability management (ALM)

The organization periodically analyzes flows of assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its participants and insured persons.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust tariffs practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis; (ii) algorithm checks and corporate system notifications (underwriting, issuance and claims); (iii) asset and liability management (ALM). In addition, we perform Liability Adequacy Tests (LATs) every six months to ascertain the adequacy of the amount recorded in technical reserves, in light of the appropriate premises for the real situation in the business being conducted.

Credit risk

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or its counterparty, of its respective financial obligations according to agreed terms, with credit agreement devaluation derived from the deteriorated risk classification of the borrower, and other values related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Insurance companies may be conservative and selective when choosing their partners, credit risk is obviously involved in purchasing reinsurance. Nevertheless, in Brazil this risk is managed under current legal rules and regulations, since insurers must operate with SUSEP-registered reinsurers, which are classified as "local", "admitted" or "occasional". Reinsurers classified as “local” and "admitted", with headquarters located abroad, must meet specific minimum requirements stipulated by current legislation.

71       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Policy for purchasing reinsurance and approval of reinsurers parties to their contracts are within the purview of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, thus minimizing credit risk inherent to these transactions, such as requiring a minimum rating of A- from S&P (or equivalent) and shareholder equity consistent with amounts transferred. Another important aspect of purchasing reinsurance is the fact that the Company aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage for optional contracts and higher exposures to credit risk.

Premium transferred for reinsurance is relatively small in relation to total premium written; note that almost all casualty portfolios, except automotive, are hedged by reinsurance and in most cases a combination of proportional and non-proportional plans by risk and/or by event.

Currently, most automatic contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. (IRB). Some admitted reinsurers participate with lower individual percentages, but all have a minimum rating of A- from S&P (or equivalent) and net worth of over US$1 billion, which reduces our credit risk in management's judgment.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolutional process for performing the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that require a high level of discipline and control of operation analyses to preserve the integrity and independence of processes.

Risk management includes monitoring exposure to credit risk of individual counterparties in relation to credit ratings placed by risk rating agencies such as Fitch Ratings, Standard & Poor's, or Moody's.

As noted above, credit risk is managed on the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Grupo Bradesco Seguros and Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured is low, since in some cases coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentration of risk with individual reinsurers, due to the nature of the reinsurance market and the narrow range of reinsurers with acceptable credit ratings. The Organization adopts a policy to manage exposure of its counterparties to reinsurance by restricting the reinsurers that may be used, and regularly assessing the impact of reinsurer delinquency.

Bradesco  72

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Property insurance

Property insurance risk results from:

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

The nature of the insurance underwritten generally is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (e.g.: fire, explosion and business interruption), natural hazards (e.g.: earthquakes, storms and floods), engineering lines (e.g.: explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Organization monitors and evaluates risk exposure, being responsible for the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and technical provisions for insurance and reinsurance. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms that identify, quantify and manage accumulated exposures in order to keep them within the limits defined by the internal guidelines.

Life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, expenses, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated to life insurance and private pension plans include:

•      Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•      Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

73       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•      Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•      Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk; and

•      Accident insurance includes, among other items, mortality and interest rate risks resulting from accident insurance contracts.

Life-insurance and private-pension-plan risk management

•      The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

•      Mechanisms have been developed, such as analysis of possible accumulation of risks based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•      Longevity risks are carefully monitored in relation to the most recent data and to the trends of the environment in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications to manage the possible impacts, as well as obtaining the capital that the businesses may require. Management uses reinsurance strategies to reduce longevity risks whenever possible and desirable;

•      Mortality and morbidity risks are mitigated through the assignment of reinsurance for catastrophic events;

•      Persistence risks are managed through frequent monitoring of the experience when compared to market information. Management also defines rules on the management of persistence to monitor and implement specific initiatives to improve the renewal of policies that expire; and

•      The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

Health Insurance

Risks associated with health insurance:

•      Variations in cause, frequency and severity of claims in relation to expectations;

•      Unforeseen claims resulting from isolated risk;

•      Incorrect pricing or inadequate subscription of risks; and

•      Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flow (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Bradesco  74

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Management of health-insurance risk

•      The management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•      Mechanisms are prepared to identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•      Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the insurance group operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs.

•      Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management also establishes guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary to improve retention of policies that can prescribe.

•      The risk of elevated expenses is mainly monitored in order to evaluate the profitability of business units and to frequently monitor expense levels; and

•      Interest-rate risk is monitored as a part of market risk.

Results of sensitivity analysis

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

Life Insurance with Survival and Welfare Coverage and Individual Life Insurance

In these contracts, the Organization  is exposed to sensitivities relating to interest rate, longevity and conversion to income. Our tests showed sensitivity for traditional plans (R$37,219) on the rate of interest item, assuming a 10% fall from current rates. The analysis did not find any other value for other products operated by the Organization  that could affect equity and/or results.

Damages, life and health insurance

For damages, life and health insurance, the table below shows the impact on income and shareholders’ equity if loss events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

Impact on results and shareholders' equity after taxes and contributions

	R$ thousand
	December 31, 2011
	Gross reinsurance	Net reinsurance
Auto	(16,889)	(16,889)
RE	(5,771)	(4,301)
Life	(25,348)	(25,160)
Health	(37,096)	(37,096)

75       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear, greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization  financial position may vary on the occasion of any movement occurring in the market. For example, risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that all interest rates vary in the same way

Risk concentration

Potential exposures are monitored by analyzing concentration levels in certain business segments. The table below shows risk concentration in the ambit of business by segment based on premium values:

Net premiums written by type of insurance	R$ thousand
	December, 31
	2011	2010
Auto	2,896,801	2,830,801
RE	1,059,855	862,556
DPVAT	424,036	342,749
Individual health	1,165,555	1,054,776
Company health plan	6,420,406	4,868,749
Life insurance	3,360,571	2,717,728
VGBL	14,723,541	11,822,186
PGBL	1,805,052	1,418,882
Traditional	1,256,292	1,121,811

4)     Estimates and judgments

The Organization makes estimates and assumptions that affect the report amounts of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from established by these estimates and premises.

Bradesco  76

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Fair value of financial instruments

Financial instruments reported at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair market value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.

Impairment of financial assets available for sale

We determine that financial assets available for sale are impaired when there has been a significant or prolonged decline in the fair value below its cost (see note 2(e)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

In addition, valuations are obtained through market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Allowance for impairment on loans and advances

We periodically adjust our allowance for impairment on loans and advances based on an analysis of our loan portfolio, including our estimate of the probable losses inherent in our loans and advances at the end of each period.

The determination of the amount of the allowance for impairment, by its nature, requests to make judgments and assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•       General economic conditions and conditions in the relevant industry;

•       Past experience with the relevant debtor or industry, including recent loss experience;

•       Credit quality trends;

77       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Amounts of loan collateral;

•       The volume, composition and growth of our loan portfolio;

•       The Brazilian government's monetary policy; and

•       Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

The Organization uses models to assist analysis on loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although the models are frequently revised and improved, they are by nature dependent on judgment of the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessment an increase in 10% of the PD in December 31, 2011, would have increased the allowance for impairment in R$ 234 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining allowance for loan losses.

The process to determine the level of provision for losses on impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying value of the unit, including the allocated goodwill, is compared to its value in use to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The calculation is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both of which requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income-tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes of. Our assessment of the possibility that a deferred tax assets could be realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

Bradesco  78

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In addition, we have monitored the interpretation of tax laws by, and decisions of, tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. This monitoring may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(p). These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and certificated savings plans through the subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial, which is in accordance with the accounting practices adopted in Brazil, and non-financial information measured on different bases.

The main assumptions for segment of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

79       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2011, 2010 and 2009, is shown below:

	R$ thousand
	Year ended December 31, 2011
	Banking	Insurance, pension and capitalization bonds	Other operations, adjustments and eliminations	Total
Net interest income	31,379,722	3,274,715	956,849	35,611,286
Net fee and commission income	11,989,868	1,079,597	(2,235,132)	10,834,333
Net gains/(losses) on financial instruments classified as held for trading	779,332	(1,300)	(1,386,302)	(608,270)
Net gains/(losses)on financial instruments classified as available for sale	(25,022)	213,520	176,804	365,302
Net gains/(losses) of foreign exchange operations	1,043,896	-	1,581,917	2,625,813
Income from insurance and pension plans	-	3,075,318	857	3,076,175
Impairment of loans and advances	(9,275,421)	-	979,270	(8,296,151)
Personnel expenses	(10,082,575)	(950,749)	(117,646)	(11,150,970)
Other administrative expenses	(10,805,456)	(1,051,456)	379,778	(11,477,134)
Depreciation and amortization	(1,615,437)	(77,828)	(427,070)	(2,120,335)
Other operating income/(expenses)	(4,933,149)	(481,628)	556,075	(4,858,702)
Income before income taxes and equity in the earnings of associates	8,455,758	5,080,189	465,400	14,001,347
Equity in the earnings of associates	585,281	100,103	(3,262)	682,122
Income before income taxes	9,041,039	5,180,292	462,138	14,683,469
Income and social contribution taxes	(1,305,702)	(1,850,139)	(438,186)	(3,594,027)
Net income for the year	7,735,337	3,330,153	23,952	11,089,442
Attributable to controlling shareholders	7,724,917	3,201,449	31,688	10,958,054
Attributable to non-controlling interest	10,420	128,704	(7,736)	131,388
Total assets	657,903,426	123,867,399	(59,683,933)	722,086,892
Investments in associated companies	1,338,976	1,051,490	-	2,390,466
Total liabilities	602,191,149	109,511,404	(48,997,755)	662,704,798

Bradesco  80

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2010
	Banking	Insurance, pension and capitalization bonds	Other operations, adjustments and eliminations	Total
Net interest income	28,223,501	2,823,860	1,723,930	32,771,291
Net fee and commission income	10,450,714	975,142	(2,031,318)	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	906,333	(1,068)	1,307,468	2,212,733
Net gains/(losses)on financial instruments classified as available for sale	97,652	418,846	237,918	754,416
Net gains/(losses) of foreign exchange operations	336,578	-	(1,019,539)	(682,961)
Income from insurance and pension plans	-	2,554,366	23,364	2,577,730
Impairment of loans and advances	(6,354,670)	-	598,545	(5,756,125)
Personnel expenses	(7,944,012)	(762,840)	(87,165)	(8,794,017)
Other administrative expenses	(9,018,558)	(1,046,476)	303,589	(9,761,445)
Depreciation and amortization	(1,539,117)	(1,418)	(425,898)	(1,966,433)
Other operating income/(expenses)	(6,111,529)	(354,148)	463,014	(6,002,663)
Income before income taxes and equity in the earnings of associates	9,046,892	4,606,264	1,093,908	14,747,064
Equity in the earnings of associates	323,983	148,448	104,622	577,053
Income before income taxes	9,370,875	4,754,712	1,198,530	15,324,117
Income and social contribution taxes	(2,416,284)	(1,771,955)	(1,083,685)	(5,271,924)
Net income for the year	6,954,591	2,982,757	114,845	10,052,193
Attributable to controlling shareholders	6,943,764	2,912,981	82,830	9,939,575
Attributable to non-controlling interest	10,827	69,776	32,015	112,618
Total assets	548,664,554	105,026,136	(50,736,666)	602,954,024
Investments in associated companies	431,894	1,866,306	-	2,298,200
Total liabilities	500,501,943	92,604,260	(41,310,744)	551,795,459

81       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2009
	Banking	Insurance, pension and capitalization bonds	Other operations, adjustments and eliminations	Total
Net interest income	23,991,700	2,301,290	897,522	27,190,512
Net fee and commission income	8,889,004	860,557	(1,902,179)	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	2,701,659	(3,596)	3,285,718	5,983,781
Net gains/(losses) on financial instruments classified as available for sale	74,855	618,633	63,767	757,255
Net gains/(losses) of foreign exchange operations	1,339,043	-	(2,236,681)	(897,638)
Income from insurance and pension plans	-	1,789,420	(11,404)	1,778,016
Impairment of loans and advances	(11,236,020)	-	426,409	(10,809,611)
Personnel expenses	(6,859,518)	(531,576)	56,930	(7,334,164)
Other administrative expenses	(7,649,126)	(764,944)	276,012	(8,138,058)
Depreciation and amortization	(1,270,438)	(49,176)	(196,915)	(1,516,529)
Other operating income/(expenses)	(2,933,704)	(229,714)	138,778	(3,024,640)
Income before income taxes and equity in the earnings of associates	7,047,455	3,990,894	797,957	11,836,306
Equity in the earnings of associates	513,752	214,440	675	728,867
Income before income taxes	7,561,207	4,205,334	798,632	12,565,173
Income and social contribution taxes	(2,319,811)	(1,462,609)	(481,910)	(4,264,330)
Net income for the year	5,241,396	2,742,725	316,722	8,300,843
Attributable to controlling shareholders	5,243,804	2,716,291	322,912	8,283,007
Attributable to non-controlling interest	(2,408)	26,434	(6,190)	17,836
Total assets	430,753,007	92,096,511	(33,165,567)	489,683,951
Investments in associated companies	575,368	855,789	-	1,431,157
Total liabilities	388,669,983	80,357,748	(23,990,487)	445,037,244

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2011, we have a branch in New York, and two branches in Grand Cayman, mainly to complement our banking services and assistance in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe (Luxembourg), Bradesco North America LLC, Bradesco Securities, Inc. (New York) Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Trade Services Limited (Hong Kong) and Ibi Service, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in 2011, 2010 and 2009.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

Bradesco  82

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Interest and similar income
Loans and advances to banks	9,194,044	6,059,777	5,096,837
Loans and advances to customers:
- Loan operations	43,975,833	35,552,902	30,556,168
- Leasing transactions	1,489,851	2,212,121	3,444,554
Financial assets:
- For trading	9,076,069	6,398,665	7,335,837
- Available for sale	3,373,070	3,342,997	3,161,328
- Held to maturity	360,835	438,485	438,812
Pledged as collateral	8,744,459	6,862,222	4,561,679
Compulsory deposits with the Central Bank	6,112,337	2,869,307	534,676
Other financial interest income	40,774	35,707	35,338
Total	82,367,272	63,772,183	55,165,229

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(46,693)	(38,521)	(63,381)
- Funding on the open market	(13,996,866)	(9,981,262)	(7,570,414)
- Borrowings and onlending	(5,775,844)	(851,093)	(1,308,893)
Deposits from customers:
- Savings accounts	(3,754,755)	(2,964,110)	(2,449,921)
- Time deposits	(11,198,180)	(8,329,374)	(8,962,897)
Funds from securities issued	(2,490,536)	(730,443)	(754,943)
Subordinated debt	(2,787,681)	(2,022,578)	(1,735,641)
Technical insurance and pension plans	(6,705,431)	(6,083,511)	(5,128,627)
Total	(46,755,986)	(31,000,892)	(27,974,717)

Net interest income	35,611,286	32,771,291	27,190,512

83       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Fee and commission income
Credit cards	3,495,161	2,865,529	2,080,367
Current accounts	2,786,427	2,360,606	2,180,735
Collections	1,204,277	1,081,498	997,321
Fund management	787,921	765,059	679,892
Guarantees	614,926	566,274	462,297
Custody and brokerage services	419,872	449,453	412,653
Consortium management	526,562	433,234	351,178
Collection of taxes, utility bills and similar	312,064	286,706	256,002
Interbank fee	27,802	23,265	9,623
Other	693,299	589,861	436,533
Total	10,868,311	9,421,485	7,866,601

Fee and commission expenses
Financial system services	(33,978)	(26,947)	(19,219)

Net fee and commission income	10,834,333	9,394,538	7,847,382

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2011	2010	2009
Derivative financial instruments	(1,474,926)	2,057,723	4,891,424
Fixed income securities	1,432,918	163,215	1,203,970
Variable income securities	(566,262)	(8,205)	(111,613)
Total	(608,270)	2,212,733	5,983,781

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2011	2010	2009
Variable income securities	252,974	345,981	406,523
Fixed income securities	(14,368)	299,235	142,515
Dividends received	126,696	109,200	208,217
Total	365,302	754,416	757,255

10)  Net gains/(losses) of foreign currency transactions

Net gains and losses of foreign currency transactions basically represent the gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Bradesco  84

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2011	2010	2009
Premiums written	32,136,300	26,136,471	22,727,880
Supplemental pension plan contributions	3,061,682	2,541,130	2,182,999
Coinsurance premiums ceded	(190,724)	(127,307)	(298,404)
Premiums returned	(418,791)	(362,060)	(270,600)
Net premiums	34,588,467	28,188,234	24,341,875
Reinsurance premiums	(272,924)	(194,118)	(223,325)
Premiums retained from insurance and pension plans	34,315,543	27,994,116	24,118,550

Changes in the provision for insurance	(15,453,221)	(12,248,846)	(10,742,062)
Changes in the provision for private pension plans	(2,759,184)	(2,023,396)	(2,038,483)
Changes in the insurance technical provisions and pension plans	(18,212,405)	(14,272,242)	(12,780,545)

Reported indemnities	(11,975,875)	(9,619,861)	(8,562,158)
Claims expenses	(155,519)	(260,188)	(278,356)
Recovery of ceded coinsurance	217,943	216,253	355,568
Recovery of reinsurance	138,154	114,821	190,848
Salvage recoveries	209,340	175,992	127,587
Changes in the IBNR provision	397,345	(204,446)	(162,643)
Retained claims	(11,168,612)	(9,577,429)	(8,329,154)

Commissions on premiums	(1,343,695)	(1,193,571)	(946,744)
Recovery of commissions	34,386	37,225	42,794
Fees	(441,965)	(321,346)	(227,674)
Brokerage expenses - private pension plans	(190,035)	(161,827)	(148,427)
Changes in deferred commissions	82,958	72,804	49,216
Selling expenses for insurance and pension plans	(1,858,351)	(1,566,715)	(1,230,835)

Income from insurance and pension plans	3,076,175	2,577,730	1,778,016

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2011	2010	2009
Loans and advances:
Impairment losses	(12,194,183)	(9,569,655)	(12,703,798)
Recovery of credits already written off against losses	2,799,169	2,676,883	1,694,877
Reversal of impairment	1,098,863	1,136,647	199,310
Total	(8,296,151)	(5,756,125)	(10,809,611)

85       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2011	2010	2009
Salaries	(4,880,681)	(4,054,876)	(3,542,701)
Benefits	(2,213,852)	(1,786,066)	(1,454,659)
Social charges	(1,836,000)	(1,547,423)	(1,278,039)
Employee profit sharing	(930,270)	(796,172)	(626,918)
Provision for labor disputes	(1,133,644)	(507,714)	(351,458)
Training	(156,523)	(101,766)	(80,389)
Total	(11,150,970)	(8,794,017)	(7,334,164)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2011	2010	2009
Third party services	(3,700,482)	(3,146,756)	(2,496,549)
Communications	(1,532,943)	(1,372,520)	(1,174,384)
Advertising, promotions and public relations	(882,143)	(761,096)	(561,205)
Data processing	(769,741)	(709,840)	(613,278)
Transportation	(770,278)	(629,144)	(528,143)
Rent	(644,527)	(567,334)	(543,440)
Financial System	(541,231)	(398,298)	(290,680)
Maintenance and conservation of assets	(517,870)	(423,443)	(376,309)
Materials	(371,027)	(290,282)	(219,997)
Security and surveillance	(331,815)	(272,423)	(247,840)
Water, electricity and gas	(224,936)	(206,990)	(195,855)
Travel	(158,652)	(121,845)	(73,866)
Other	(1,031,489)	(861,474)	(816,512)
Total	(11,477,134)	(9,761,445)	(8,138,058)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2011	2010	2009
Amortization expenses	(1,130,243)	(1,010,341)	(691,630)
Depreciation expenses	(990,092)	(956,092)	(824,899)
Total	(2,120,335)	(1,966,433)	(1,516,529)

Bradesco  86

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2011	2010	2009
Non-income based tax expense	(3,536,225)	(3,014,917)	(2,535,238)
Expenses of contingent liabilities	(1,254,214)	(788,829)	(1,290,401)
Changes in monetary liabilities	(1,040,207)	(503,353)	(527,838)
Income from sales of non-current assets, investments, and property, plant and equipment, net	(246,323)	(304,743)	2,080,016
Other (1)	1,218,267	(1,390,821)	(751,179)
Total	(4,858,702)	(6,002,663)	(3,024,640)

(1)    Includes the bargain purchase gain of R$ 405 million related to the BERJ acquisition.

17)  Income and social contribution taxes

a)      Calculation of income and social contribution tax charges

	R$ thousand
	Years ended December 31
	2011	2010	2009
Income before income tax and social contribution	14,683,469	15,324,117	12,565,173
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(5,873,388)	(6,129,647)	(5,026,069)
Effect of additions and exclusions in the tax calculation:
Equity in results of associated companies	272,848	230,821	291,547
Foreign exchange variations	956,878	(364,763)	(1,006,971)
Non-deductible expenses net of non-taxable income	(428,667)	(292,652)	21,865
Interest on equity (paid and payable)	1,173,595	985,815	853,306
Effect of social contribution rate differences (1)	153,261	130,948	265,623
Other	151,446	167,554	336,369
Income tax and social contribution for the year	(3,594,027)	(5,271,924)	(4,264,330)
Effective rate	24.48%	34.40%	33.94%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

87       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition from income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Current taxes:
Income tax and social contribution due	(5,268,788)	(6,052,588)	(6,531,613)
Deferred taxes:
Addition/realization on temporary differences	1,894,882	1,034,023	2,550,903
Use of initial balances from:
Negative social contribution losses	(120,505)	(72,954)	(165,318)
Income tax loss	(264,594)	(301,294)	(338,405)
Addition on:
Negative social contribution losses	147,875	62,034	29,746
Income tax loss	17,103	58,855	190,357
Total deferred tax expense	1,674,761	780,664	2,267,283
Income and social contribution taxes	(3,594,027)	(5,271,924)	(4,264,330)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2010	Balances acquired	Additions	Realization	Balance on December 31, 2011
Provisions of impairment of loans and advances	8,507,774	61,467	4,980,904	3,336,028	10,214,117
Provision for contingencies	4,425,863	30,279	2,368,542	575,344	6,249,340
Adjustment to market value of securities	160,971	-	610,197	46,359	724,809
Others	3,160,682	149,286	685,280	2,228,679	1,766,569
Total tax assets on temporary differences	16,255,290	241,032	8,644,923	6,186,410	18,954,835
Income tax and social contribution losses in Brazil and abroad	721,748	1,257,267	164,978	385,099	1,758,894
Subtotal	16,977,038	1,498,299	8,809,901	6,571,509	20,713,729
Social contribution - MP 2158-35 (change in tax law)	157,813	-	-	13,169	144,644
Total deferred tax assets (1)	17,134,851	1,498,299	8,809,901	6,584,678	20,858,373
Deferred taxes liabilities (1)	6,381,603	-	515,847	885,957	6,011,493
Net deferred taxes (1)	10,753,248	1,498,299	8,294,054	5,698,721	14,846,880

Bradesco  88

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2009	Balances acquired	Additions	Realization	Balance on December 31, 2010
Provisions of impairment of loans and advances	8,015,960	-	3,415,130	2,923,316	8,507,774
Provision for contingencies	3,496,272	-	1,366,899	437,308	4,425,863
Adjustment to market value of securities	137,424	-	47,630	24,083	160,971
Others	3,571,611	-	478,273	889,202	3,160,682
Total tax assets on temporary differences	15,221,267	-	5,307,932	4,273,909	16,255,290
Income tax and social contribution losses in Brazil and abroad	1,001,520	-	94,476	374,248	721,748
Subtotal	16,222,787	-	5,402,408	4,648,157	16,977,038
Social contribution - MP 2158-35 (change in tax law)	270,123	-	26,413	138,723	157,813
Total deferred tax assets (1)	16,492,910	-	5,428,821	4,786,880	17,134,851
Deferred taxes liabilities (1)	5,118,417	-	1,644,277	381,091	6,381,603
Net deferred taxes (1)	11,374,493	-	3,784,544	4,405,789	10,753,248

(1)  Deferred tax assets and deferred tax liabilities are presented on offset amounts in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity, which amount in 2011 was R$ 3,764,985 thousand and 2010 – R$ 4,401,059 thousand.

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2012	3,484,387	2,158,460	331,795	183,332	6,157,974
2013	3,299,012	1,919,517	297,209	184,282	5,700,020
2014	3,379,402	1,949,229	300,974	187,306	5,816,911
2015	801,667	490,878	85,543	84,688	1,462,776
2016	1,037,470	579,457	32,419	71,346	1,720,692
Total	12,001,938	7,097,541	1,047,940	710,954	20,858,373

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2011	2010
Timing differences of depreciation – finance leasing	3,416,414	3,925,102
Adjustment to market values of derivative financial instruments	1,504,120	1,719,242
Others	1,090,959	737,259
Total	6,011,493	6,381,603

89       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	December 31, 2011			December 31, 2010			December 31, 2009
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets available for sale	(763,425)	294,978	(468,447)	651,063	(260,425)	390,638	3,486,555	(1,394,623)	2,091,932
Exchange differences on translations of foreign operations	389	(155)	234	(11,708)	4,683	(7,025)	-	-	-
Total	(763,036)	294,823	(468,213)	639,355	(255,742)	383,613	3,486,555	(1,394,623)	2,091,932

g)      Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

Bradesco  90

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, respectively, as shown in the calculations below:

	Years ended December 31
	2011	2010	2009
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	5,221,168	4,732,423	3,944,253
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	5,736,886	5,207,152	4,338,754
Weighted average number of ordinary shares outstanding (thousands)	1,908,949	1,880,830	1,856,653
Weighted average number of preferred shares outstanding (thousands)	1,906,822	1,881,367	1,856,686
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	2.74	2.52	2.12
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.01	2.77	2.34

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Balances

	R$ thousand
	December 31
	2011	2010
Cash in local currency	16,123,156	13,941,186
Cash in foreign currency	6,443,564	1,821,837
Restricted deposits in the Brazilian Central Bank (1)	71,210,757	65,197,018
Others	100	86
Total	93,777,577	80,960,127

(1)   Compulsory deposits in the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2011	2010
Cash in local currency	16,123,156	13,941,186
Cash in foreign currency	6,443,564	1,821,837
Short-term interbank investments (1)	14,286,306	20,502,502
Others	100	86
Total	36,853,126	36,265,611

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

91       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2011	2010
Securities
Brazilian government securities	53,506,040	45,614,460
Corporate debt and marketable equity securities	24,451,335	21,008,435
Bank debt securities	10,823,463	4,784,402
Mutual funds	6,791,968	2,075,468
Foreign governments securities	50,092	71,004
Brazilian sovereign bonds	18,267	29,714

Derivative financial instruments	955,912	1,650,708

Total	96,597,077	75,234,191

Maturity

	R$ thousand
	December 31
	2011	2010
Maturity of up to one year	41,467,436	40,106,998
Maturity of one to five years	32,801,491	23,022,361
Maturity of five to 10 years	12,015,342	5,609,358
Maturity of over 10 years	867,421	835,981
No stated maturity	9,445,387	5,659,493
Total	96,597,077	75,234,191

Financial instruments provided as collateral and classified as "for trading, totaled R$ 59,224,886 thousand and R$ 14,482,843 thousand in 2011 and 2010, respectively, as disclosed in  Note 23 "Assets Pledged as Collateral”.

The Organization in 2011 maintained a total of R$ 2,187,031 thousand (2010 – R$ 1,319,142 thousand) pledged as a guarantee of liabilities.

Unrealized gains/(losses) included in securities and trading securities totaled R$ 31,025 thousand (2010 – R$ 56,386 thousand and 2009 – R$ 154,509 thousand). Net variation in unrealized gains/ (losses) from securities and trading securities held in the period totaled R$ (25,361) thousand through 2011 against 2010's R$ (98,123) thousand.

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2011	2010
Derivative financial instruments	747,210	732,967
Total	747,210	732,967

Bradesco  92

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c) Derivative financial instruments

The Organization enters into operations involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (BM&FBovespa).

(i)    Swap

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations thereof (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 (ii)  Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv)  Forward operations

A forward operation is a contract of purchase or sale, of a share, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

93       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2011	2010	2011	2010
Futures contracts
• Interest rates
Purchases	38,265,325	9,355,170	569	3,767
Sales	167,790,622	164,936,123	(12,554)	(3,247)
• In foreign currency
Purchases	1,533,988	2,827,998	-	-
Sales	23,057,379	17,847,361	-	(2)
• Others
Purchases	3,981	-	-	-
Sales	1,111,109	-	-	-

Options contracts
• Interest rates
Purchases	11,169,630	85,097,591	18,504	35,140
Sales	11,288,350	85,889,076	(93)	(42,135)
• In foreign currency
Purchases	577,532	109,069	6,987	500
Sales	1,031,848	232,973	(17,261)	(2,180)
• Others
Purchases	501,207	675,229	2,092	23,858
Sales	778,119	659,037	(19,593)	(59,902)

Forward contracts
• Interest rates
Purchases	-	20,030	-	-
Sales	-	20,030	-	-
• In foreign currency
Purchases	12,559,145	5,091,958	330,143	192,877
Sales	9,365,155	6,046,744	(162,197)	(273,476)
• Others
Purchases	7,012	33,295	22,984	18,390
Sales	85,827	98,838	(81,918)	(84,262)

Swap contracts
• Asset position
Interest rate swaps	9,555,701	5,940,693	202,551	61,881
Currency swaps	16,220,132	11,102,853	372,082	1,293,251
• Liability position
Interest rate swaps	10,461,799	8,932,650	(274,317)	(108,211)
Currency swaps	15,192,994	7,002,482	(179,277)	(138,508)

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

Bradesco  94

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

The Organization has the following economic hedging operations, however, as mentioned with Note 2e iii, these do not qualify for hedge accounting:

Fair-value hedge of interest-rate risk

The Organization uses interest-rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed-income loans.

Cash-flow hedge of debt securities issued in foreign currency

The Organization uses interest-rate swaps in foreign currencies to protect itself against exchange and interest-rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign-currency interest-rate swaps are compatible with the cash flows of the floating rate debt securities.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange-rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries in the United States of America in US dollars have a fair value equal to its carrying amount and are included in funds from securities issuances (Note 34).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives is shown in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The reference and/or contractual values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

95       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	27,536,935	3,797,932	(278)	31,334,589
Corporate debt securities	7,331,006	289,320	(170,253)	7,450,073
Bank debt securities	1,460,574	65,404	(43,113)	1,482,865
Brazilian sovereign bonds	22,684	119,406	(117,766)	24,324
Marketable equity securities and other stocks	6,295,340	427,172	(1,765,965)	4,956,547
Balance on December 31, 2011	42,646,539	4,699,234	(2,097,375)	45,248,398

Brazilian government securities	27,438,877	3,489,431	(17,996)	30,910,312
Corporate debt securities	4,138,164	182,695	(145,847)	4,175,012
Bank debt securities	91,011	47,119	(21,860)	116,270
Brazilian sovereign bonds	6,266	115,028	(107,871)	13,423
Marketable equity securities and other stocks	4,806,812	872,480	(715,165)	4,964,127
Balances on December 31, 2010	36,481,130	4,706,753	(1,008,739)	40,179,144

Maturity

	R$ thousand
	December 31, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	784,902	755,038	2,421,848	2,409,541
From 1 to 5 years	2,536,462	2,597,840	2,769,967	2,829,059
From 5 to 10 years	14,101,113	15,596,741	7,743,610	8,231,385
Over 10 years	18,928,722	21,342,232	18,738,893	21,745,032
No stated maturity	6,295,340	4,956,547	4,806,812	4,964,127
Total	42,646,539	45,248,398	36,481,130	40,179,144

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 6,702,123 thousand and R$ 34,133,166 thousand in 2011 and 2010 respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

The Organization had R$ 6,892 thousand (2010 – R$ 8,465 thousand) pledged as a guarantee for liabilities.

During 2011, we have applied our policy for impairment testing described in the note 2.e.viii.b and realized other than temporary losses for available for sale assets in the amount of R$ 515 thousand in 2011 (2010 – R$ 429 thousand and 2009 – R$ 24,726 thousand).

Bradesco  96

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	3,490,502	1,594,276	-	5,084,778
Brazilian sovereign bonds	620,485	41,807	(91,822)	570,470
Balance on December 31, 2011	4,110,987	1,636,083	(91,822)	5,655,248

Securities:
Brazilian government securities	3,282,968	1,540,606	-	4,823,574
Brazilian sovereign bonds	5,617	98	-	5,715
Foreign governments securities	105,722	-	-	105,722
Balances on December 31, 2010	3,394,307	1,540,704	-	4,935,011

Maturity

	R$ thousand
	December 31, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	733,812	682,881	105,875	105,875
From 1 to 5 years	207,601	217,555	315,877	322,472
From 5 to 10 years	1,531,615	2,129,206	131	176
Over 10 years	1,637,959	2,625,606	2,972,424	4,506,488
Total	4,110,987	5,655,248	3,394,307	4,935,011

The financial instruments granted as guarantees, which totaled R$ 292,531 thousand and R$ 809,252 thousand in 2011 and 2010, respectively, are described in Note 23 “Assets pledged as collateral”.

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2011	2010
Held for trading	59,224,886	14,482,843
Brazilian government securities	59,224,886	14,482,843
Available for sale (1)	6,702,123	34,133,166
Brazilian government securities	3,465,119	30,737,679
Corporate debt securities	1,913,034	2,301,906
Brazilian sovereign bonds	791,212	706,607
Bank debt securities	532,758	386,974
Held to maturity	292,531	809,252
Brazilian sovereign bonds	292,531	809,252
Loans and advances to banks	30,902,540	30,275,351
Interbank liquidity investments	30,902,540	30,275,351
Total	97,122,080	79,700,612

(1)  Includes gains in 2011 of R$ 355,804 thousand (2010 – R$ 202,618 thousand) and losses of R$ 10,593 thousand (2010 –   R$ 190,137 thousand).

97       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral are conditional commitments to ensure that the contractual clauses of a funding in the open market are complied with. In these collateral, the amount of R$ 89,724,304 thousand (2010 – R$ 79,644,322 thousand) may be repledged and R$ 7,397,776 thousand (2010 – R$ 56,290 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2011, classified as held to maturity totaled R$ 331,366 thousand (2010 – R$ 867,318 thousand).

24)  Loans and advances to banks

	R$ thousand
	December 31
	2011	2010
Repurchase agreements (1)	41,787,144	37,182,878
Loans to financial institutions	30,930,505	27,583,762
Impairment of loans and advances	(53,759)	(51,228)
Total	72,663,890	64,715,412

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledged the guarantee at a fair value of R$ 5,770,388 thousand on 2011 (2010 – R$13,043,713 thousand).

25)  Loans and advances to customers

	R$ thousand
	December 31
	2011	2010
Working capital	49,461,882	39,996,835
Onlending BNDES/Finame	35,398,656	29,554,340
Vehicles - CDC	30,651,218	25,193,370
Personal credit	24,617,722	20,368,434
Credit card	20,252,191	18,474,095
Financing and export	20,504,778	16,659,872
Leasing	11,550,838	16,365,943
Housing loans	15,930,568	10,186,535
Rural loans	11,036,251	10,179,753
Guaranteed account	9,671,487	9,042,191
Import	5,072,822	3,834,498
Overdraft facilities	2,745,695	3,207,207
Receivable insurance premiums	2,472,923	2,048,186
Others	24,154,584	20,524,659
Total Portfolio	263,521,615	225,635,918
Impairment of loans and advances	(17,646,666)	(15,355,736)
Total of net loans and advances to customers	245,874,949	210,280,182

Bradesco 98

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Allowance for loans and advances to customers

	R$ thousand
	December 31
	2011	2010
At the beginning of the year	15,355,736	14,925,145
Impairment of loans and advances	8,296,151	5,756,125
Recovery of credits already written off against losses	2,799,169	2,676,883
Write-offs	(8,804,390)	(8,002,417)
At the end of the year	17,646,666	15,355,736

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2011	2010
Gross investments in financial leases receivable:
Up to one year	6,123,886	7,734,127
From one to five years	5,370,132	8,589,935
Over five years	56,820	41,881
Impairment loss on finance leases	(1,027,015)	(1,439,611)
Net investment	10,523,823	14,926,332

Net investments in finance leases:
Up to one year	5,470,640	7,015,716
From one to five years	4,998,365	7,870,113
Over five years	54,818	40,503
Total	10,523,823	14,926,332

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2011	2010
Assets not for own use
Vehicles and related	245,901	286,805
Properties	189,289	112,665
Machinery and equipment	9,000	11,536
Others	1,161	1,136
Total	445,351	412,142

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the accounting value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

99       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associated companies

a.   Breakdown of investments in associated companies

Company	R$ thousand
	Total shareholding Interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (2)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	103,538	14,305	6,242,286	5,724,597	5,962,194	71,525
BIU Participações S.A.	33.84%	33.84%	69,856	39,698	314,737	8,462	8,880	101,964
Cielo S.A.	28.65%	28.65%	900,741	510,839	5,600,136	3,880,217	2,110,126	1,813,390
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	43,765	5,222	125,187	20,607	4,223	12,478
Fidelity Processadora S.A.	49.00%	49.00%	246,649	15,836	631,797	128,430	345,210	32,319
Empresa Brasileira de Solda Elétrica S.A.	49.00%	49.00%	18,192	1,341	161,828	124,702	25,074	2,737
IRB - Brasil Resseguros S.A. (1) (3)	21.24%	0.00%	473,548	85,566	9,679,309	7,423,838	1,025,727	402,853
Integritas Participações S.A. (1)	22.32%	22.32%	534,177	9,315	1,042,125	19,100	1,847	41,734
Total on December 31, 2011			2,390,466	682,122

BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	94,543	13,069	5,600,916	5,128,201	4,507,300	65,345
BIU Participações S.A.	33.84%	33.84%	70,117	30,021	329,722	25,988	5,578	74,563
Cielo S.A.	28.65%	28.65%	766,699	513,968	4,268,875	3,045,530	4,247,094	1,768,171
Cia. Brasileira de Soluções e Serviços – Alelo (1)	45.00%	45.89%	212,482	39,622	1,498,101	1,277,787	106,594	88,049
CPM Braxis S.A. (4)	25.34%	20.19%	-	(118,107)	-	-	581,829	(457,187)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	38,543	2,241	110,006	17,905	2,801	5,357
Fidelity Processadora S.A.	49.00%	49.00%	230,813	5,393	606,790	135,743	503,994	11,006
IRB - Brasil Resseguros S.A. (1) (3)	21.24%	0.00%	453,109	65,118	8,617,837	6,461,159	978,073	284,231
Integritas Participações S.A.(1)	22.32%	22.32%	431,894	25,728	718,498	21,036	2,094	98,897
Total on December 31, 2010			2,298,200	577,053

Bradesco 100

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding Interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (2)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	85,663	18,115	3,903,510	3,475,194	7,177,205	74,954
BIU Participações S.A.	33.84%	33.84%	36,991	26,610	315,386	76,747	4,196	67,130
Cielo S.A.	26.56%	26.56%	247,041	491,841	3,247,718	2,320,536	4,743,614	1,867,663
Cia. Brasileira de Soluções e Serviços – Alelo (1)	34.33%	35.20%	47,488	22,501	1,206,732	1,068,570	100,527	65,543
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	36,302	770	104,655	17,914	4,877	1,840
Fidelity Processadora S.A.	49.00%	49.00%	121,883	9,838	376,390	127,649	412,898	20,108
IRB - Brasil Resseguros S.A. (1) (3)	21.24%	0.00%	445,171	67,529	9,556,129	7,457,134	1,452,094	340,674
Integritas Participações S.A. (1)	20.54%	20.54%	410,618	91,663	364,452	27,027	3,498	67,277
Total on December 31, 2009			1,431,157	728,867

(1)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(2)   Revenues from financial intermediation or services;

(3) Bradesco has a board member at IRB with voting rights, which results in significant influence; and

(4)   Investment in CPM Braxis SA partially disposed in 2011.

In 2011, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo is based on the market price, of R$ 7,538,222 thousand (2010 - R$ 5,258,770 thousand).

The Organization doesn’t have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associated company investments

	R$ thousand
	December 31, 2011	December 31, 2010
Initial balances	2,298,200	1,431,157
Acquisition of associated companies	111,826	786,688
Equity in net income of associated companies	682,122	577,053
Dividends/Interest on capital	(489,200)	(496,698)
Disposal of associated companies (1)	(212,482)	-
Final balances	2,390,466	2,298,200

(1)   Disposal of investment due to proportionate consolidation of the Cia. Brasileira de Soluções e Serviços - Alelo, which has started to be considered a joint venture since January 2011.

101       IFRS – International Financial Reporting Standards – December 2011

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Joint ventures

Company	R$ thousand
	Total	Shareholding interest with voting rights	Total current assets (2)	Total non-current assets (2)	Total current liabilities (2)	Total non-current liabilities (2)	Revenue (2)	Expenses (2)	Net income (losses) for the year (2)
Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	456,193	47,737	392,148	-	190,206	(174,382)	15,824
Cia. Leader de Promoção de Vendas (1)	50.00%	50.00%	17,120	1,302	18,023	-	43,468	(43,017)	451
Leader S.A. Adm. de Cartões de Crédito (1)	50.00%	50.00%	276,019	4,305	245,023	-	329,455	(276,098)	53,357
Cia Brasileira de Soluções e Serviços – Alelo (4)	50.01%	50.01%	1,946,621	301,074	1,908,218	9,588	816,011	(640,270)	175,741
Ibi Promotora de Vendas Ltda (3) (4)	50.01%	50.01%	66,614	51,268	39,244	57,261	246,175	(201,568)	44,607
Kartra Participações Ltda (3) (4)	50.01%	50.01%	-	55,611	-	-	-	-	-
Golbert Participações Ltda (3) (4)	50.01%	50.01%	21,467	183,367	36,652	-	2,097	(152)	1,945
Balance on December 31, 2011			2,784,034	644,664	2,639,308	66,849	1,627,412	(1,335,487)	291,925

Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	303,900	36,033	227,114	-	160,657	(137,187)	23,470
Cia. Leader de Promoção de Vendas (1)	50.00%	50.00%	10,587	1,543	11,474	-	31,229	(30,589)	640
Leader S.A. Adm. de Cartões de Crédito (1)	50.00%	50.00%	208,840	5,733	184,882	-	256,228	(230,066)	26,162
Balance on December 31, 2010			523,327	43,309	423,470	-	448,114	(397,842)	50,272

(1)    Companies consolidated using balance sheets with lag in relation to the reporting date of the financial statements;

(2)    100% of investee company's values;

(3)    Companies created by Cia. Brasileira de Soluções e Serviços – Alelo on September 2011; and

(4)    Companies proportionally consolidated, considered “joint ventures”.

The Organization does not have any contingent liability relating to investments in joint ventures, for which it is partially or fully responsible.

Bradesco 102

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Property and equipment

a)   Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	874,061	(480,368)	393,693
Land	-	454,956	-	454,956
Installations, properties and equipment for use	10%	4,285,168	(2,175,808)	2,109,360
Security and communications systems	10%	224,474	(144,675)	79,799
Data processing systems	20% - 50%	1,858,789	(1,225,988)	632,801
Transportation systems	20%	61,145	(33,822)	27,323
Financial leasing of data processing systems	20% - 50%	2,104,717	(1,535,431)	569,286
Balance on December 31, 2011		9,863,310	(5,596,092)	4,267,218

Buildings	4%	803,539	(453,186)	350,353
Land	-	432,478	-	432,478
Installations, properties and equipment for use	10%	3,427,076	(1,943,702)	1,483,374
Security and communications systems	10%	210,935	(131,517)	79,418
Data processing systems	20% - 50%	1,721,258	(1,059,416)	661,842
Transportation systems	20%	48,714	(31,956)	16,758
Financial leasing of data processing systems	20% - 50%	2,215,027	(1,569,969)	645,058
Balance on December 31, 2010		8,859,027	(5,189,746)	3,669,281

Depreciation charges for the period amounted to R$ 990,092 thousand up to December 2011 (against 2010 - R$ 956,092 thousand and 2009 - R$ 824,899 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 39 for disclosure of the obligation.

103                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Leased assets	Total
Balance on December 31, 2009	317,000	432,568	1,349,557	76,751	1,204,559	12,459	11,647	3,404,541
Additions	89,444	2,157	547,430	20,184	693,113	4,154	374	1,356,856
Write offs	(36,086)	(2,247)	(48,211)	(1,244)	(43,898)	(2,105)	(2,233)	(136,024)
Depreciation	(20,005)	-	(365,402)	(16,273)	(546,874)	(1,811)	(5,727)	(956,092)
Balance on December 31, 2010	350,353	432,478	1,483,374	79,418	1,306,900	12,697	4,061	3,669,281
Additions	71,555	24,941	1,041,137	16,896	519,768	18,643	5,764	1,698,704
Write offs	(2,054)	(2,463)	(93,827)	(4,069)	(2,153)	(238)	(5,871)	(110,675)
Depreciation	(26,161)	-	(321,324)	(12,446)	(622,428)	(3,989)	(3,744)	(990,092)
Balance on December 31, 2011	393,693	454,956	2,109,360	79,799	1,202,087	27,113	210	4,267,218

(1)   Includes financial leasing of data processing systems.

Bradesco 104

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (2)	Software (2)	Customer portfolio (2)	Others (2)	Total
Balance on December 31, 2009	723,526	1,603,773	1,441,578	931,448	21,233	4,721,558
Acquisition of Ibi Mexico	-	-	-	32,187	-	32,187
Additions	-	910,521	734,355	-	50,301	1,695,177
Impairment (1)	-	(17,271)	(9,222)	-	-	(26,493)
Amortization	-	(587,192)	(327,220)	(41,672)	(54,257)	(1,010,341)
Balance on December 31, 2010	723,526	1,909,831	1,839,491	921,963	17,277	5,412,088
Additions	-	1,865,043	854,170	189,285	31,480	2,939,978
Impairment (1)	-	(5,126)	-	-	-	(5,126)
Amortization	-	(705,659)	(342,992)	(81,315)	(277)	(1,130,243)
Balance on December 31, 2011	723,526	3,064,089	2,350,669	1,029,933	48,480	7,216,697

(1)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/ (expenses)”. These impairments were allocated in banking segment; and

(2)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – until 20%; and others – 20%.

105                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2011	2010
Segment banking	429,560	429,560
Segment Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2011 and in 2010.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 5.5% p.a. The forecast cash flows have been discounted at a rate of 12.4% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

31)  Other assets

	R$ thousand
	December 31
	2011	2010
Foreign exchange transactions (1)	9,809,493	9,384,380
Debtors for guarantee deposits (2)	9,320,671	7,399,700
Negotiation and intermediation of securities	2,461,429	898,756
Sundry borrowers	1,735,223	1,098,961
Interbank and interbranch receivables	1,609,214	1,072,122
Income receivable	705,540	441,717
Deferred selling expenses (insurance) – Note 36f	557,708	417,427
Prepaid expenses	520,205	249,187
Advances to the Credit Guarantee Fund - FGC	350,100	532,761
Others (3)	3,636,304	879,238
Total	30,705,887	22,374,249

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and

(3)   Includes several items that are basically trade and credit receivables, material supplies, other advances and payments to be reimbursed.

Bradesco 106

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

32)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2011	2010
Demand deposits	583,017	449,671
Interbank deposits	519,786	275,445
Funding in the open market	149,940,436	132,999,577
Borrowings	17,257,442	7,989,907
Onlending	35,989,495	30,206,317
Total	204,290,176	171,920,917

33)  Deposits from customers

The “Deposits from customers” financial liabilities are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2011	2010
Demand deposits	32,535,978	35,775,239
Savings deposits	59,656,319	53,435,652
Time deposits	124,128,641	102,157,837
Others	-	1,107,220
Total	216,320,938	192,475,948

34)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2011	2010
Instruments Issued – Brazil:
Mortgage notes	1,309,705	1,277,455
Real estate credit notes	2,143,931	776,787
Agribusiness notes	2,538,970	1,699,710
Financial notes	27,101,075	7,801,246
Debentures (1)	-	743,127
Subtotal	33,093,681	12,298,325
Securities and bonds – Abroad:
Euronotes (2)	4,470,662	1,659,951
Securities issued through securitization – (item (b))	4,066,626	3,851,489
Subtotal	8,537,288	5,511,440
Grand Total	41,630,969	17,809,765

(1)    Nonconvertible debentures maturing May 2011 issued by Bradesco Leasing S.A. Arrendamento Mercantil; and

(2)   Issuance of securities in the foreign market for costumers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

107                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of Specific Purpose Entities (SPEs). These SPEs, which are called International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising:

              i.    Current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom the Bank acts as payor; and

             ii.    Current and future receivables flow of credit cards from expenditures made in Brazil by holders of credit cards issued outside of Brazil, the operation was concluded in June 2011.

The long-term instruments issued by the SPEs and sold to investors will be settled with funds from the payment orders and credit card invoice flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPEs.

The funds deriving from the sale of current and future payment orders and credit-card receivables flows, received by the SPEs, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPEs, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2011	2010
Securitization of the future flow of payment orders received from abroad	7.28.2004	305,400	8.20.2012	19,176	48,233
	6.11.2007	481,550	5.20.2014	272,016	352,307
	6.11.2007	481,550	5.20.2014	271,886	352,111
	12.20.2007	354,260	11.20.2014	212,642	259,996
	12.20.2007	354,260	11.20.2014	212,642	259,996
	3.6.2008	836,000	5.22.2017 (1)	966,851	866,752
	12.19.2008	1,168,500	2.20.2019 (2)	966,503	866,500
	12.17.2009	133,673	11.20.2014	132,671	129,789
	12.17.2009	133,673	2.20.2017	144,328	129,281
	12.17.2009	89,115	2.20.2020	96,194	86,163
	8.20.2010	307,948	8.21.2017	337,844	302,828
	9.29.2010	170,530	8.21.2017	193,049	173,086
	11.16.2011 (4)	88,860	11.20.2018	96,459	-
	11.16.2011 (5)	133,290	11.22.2021	144,365	-
Total		5,038,609		4,066,626	3,827,042
Securitization of the future flow of receivables on credit cards held by customers residing abroad	7.10.2003	800,818	6.15.2011(3)	-	24,447
Total		800,818		-	24,447
Grand Total		5,839,427		4,066,626	3,851,489

(1) The maturity date was changed from May 20, 2015 to May 22, 2017, as provided in the contract;

(2) The maturity date was changed from February 20, 2015 to February 22, 2016 and from February 22, 2016 to February 20, 2019, as provided in the contract;

(3) Security settled on June 15, 2011;

(4) New issuance of securities abroad totaling US$50,000; and

(5) New issuance of securities abroad totaling US$75,000.

Bradesco  108

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Subordinated debt

Instrument/maturity	Original term in years	Amount of the transaction	Currency	Remuneration	R$ thousand
					December 31
					2011	2010
In Brazil:
Subordinated Bank Deposit Certificates:
2011 (1)	5	-	R$	103.0% of the CDI rate	-	7,685,360
2012 (2)	5	2,713,100	R$	103.0% of the CDI rate or 100.0% of the CDI rate + (0.344% p.a. - 0.4914% p.a.) or IPCA + (7.102% p.a.- 7.632% p.a.)	4,346,008	4,588,559
2013	5	575,000	R$	100.0% of the CDI rate + (0.344% p.a. to 1.0817% p.a.) or IPCA + (7.74% p.a.- 8.20% p.a.)	882,685	780,335
2014	6	1,000,000	R$	112.0% of the CDI rate	1,419,811	1,255,662
2015	6	1,274,696	R$	108.0% to 112.0% of the CDI rate or IPCA + (6.92% p.a. - 8.55% p.a.)	1,774,656	1,537,777
2016	6	100,518	R$	IPCA + (6.7017% p.a. - 7.1292% p.a.) 100.0% IGPM + 6.3874% p.a. 108.0% to 110.0% of the CDI rate or 100.0% PRE + 13.0949% p.a.	118,035	566
2012 (2)	10	702,060	R$	100.0% to 101.5% of the CDI rate + (0.75% p.a.-0.87% p.a.)	2,632,710	5,164,452
2019	10	20,000	R$	IPCA + 7.76% p.a.	27,398	23,828
Financial bills/other:
2011 to 2016	up to 5	6,750	R$	100.0% of the CDI rate	7,197	-
2017 (3)	6	2,990,837	R$	100.0% of the CDI rate + (1.2685% p.a. - 1.3656% p.a.)	3,117,564	-
2017 to 2021 (3)	From 6 to 10	5,166,161	R$	104.0% to 112.5% of the CDI rate	5,382,923	33,269
2017 to 2021 (3)	From 6 to 10	221,015	R$	IGPM rate + (5.8351% p.a. - 7.0670% p.a.)	232,900	51,338
2017 to 2021 (3)	From 6 to 10	406,869	R$	IPCA rate + (5.8137% p.a. - 7.7600% p.a.)	441,747	91,881
2017 to 2021 (3)	From 6 to 10	109,202	R$	PRÉ rate of 11.7493%p.a. - 13.8609% p.a.	122,411	22,668
Subtotal - in Brazil					20,506,045	21,235,695

Abroad:
2011 (4)	10	-	US$	Fixed rate of 10.25% p.a.	-	249,259
2012 (5)	10	315,186	Yen	Fixed rate of 4.05% p.a.	426,849	364,195
2013	10	1,434,750	US$	Fixed rate of 8.75% p.a.	932,125	826,552
2014	10	801,927	Euro	Fixed rate of 8.00% p.a.	552,418	504,722
2019	10	1,333,575	US$	Fixed rate of 6.75% p.a.	1,439,617	1,277,642
2021 (6)	11	1,600,000	US$	Fixed rate of 5.90% p.a.	3,053,037	1,856,881
Subtotal - Abroad					6,404,046	5,079,251

Total					26,910,091	26,314,946

109                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1)   Maturity of subordinated debt amounting to R$ 3,981,022 thousand;

(2)   Anticipated payment of subordinated debt of R$ 3,719,703 thousand;

(3)   Notes for maturities through 2021 were issued in the amounts of R$ 8,176,489 thousand;

(4)   Maturity of subordinated debt in December 2011;

(5)   Including the cost of dollar swaps, the rate increased to 10.15% p.a.; and

(6)   In January 2011 a subordinated debt instrument was issued abroad amounting to US$ 500,000 thousand at a rate of 5.90% p.a. and maturing in 2021.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

Bradesco 110

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)		Total
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Current and long-term liabilities
Mathematical provision for benefits to be granted	709,016	672,023	77,842,317	64,174,886	78,551,333	64,846,909
Mathematical provision for benefits granted	137,848	126,140	5,397,832	4,994,380	5,535,680	5,120,520
IBNR (Incurred But Not Reported) provision	1,104,952	1,545,602	743,826	607,971	1,848,778	2,153,573
Provision for unearned premiums	1,966,745	1,780,573	158,927	84,430	2,125,672	1,865,003
Provision for insufficient contributions (3)	-	-	3,636,981	3,332,695	3,636,981	3,332,695
Provision for insurance claims to be settled	2,508,979	1,410,808	1,000,549	865,987	3,509,528	2,276,795
Provision for financial fluctuations	-	-	635,843	650,397	635,843	650,397
Provision for premium insufficiency	-	-	473,682	590,545	473,682	590,545
Provision for financial surplus	-	-	379,694	357,833	379,694	357,833
Provision for administrative expenses	-	-	98,794	110,935	98,794	110,935
Other provisions	1,646,016	1,635,154	670,320	552,687	2,316,336	2,187,841
Total provisions	8,073,556	7,170,300	91,038,765	76,322,746	99,112,321	83,493,046

(1)   The “Other Provisions” line item basically refers to the technical provisions of the “individual health” portfolio, accrued to cover any differences of future premium adjustments and those that are necessary for technical equilibrium of the portfolio;

(2)   Comprises the transactions with personal insurance and pensions; and

(3)   The provision for insufficient contributions for retirement and pension plans is calculated according to the AT-2000 lessened biometric table, increased by 1.5% p.a. (improvement), considering males and females separately, the latter of whom have a longer life expectancy, and with a real interest rate 4.0% p.a. For the incapacity plans, the provision is also calculated actuarially and takes into consideration the AT-49 male biometric table and an interest rate 4.0% p.a.

111                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Health	4,020,463	3,511,751	-	-	4,020,463	3,511,751
Auto / Liability Insurance	2,473,454	2,234,174	-	-	2,473,454	2,234,174
DPVAT (Personal Injury Caused by Automotive Vehicles)	116,405	90,695	282,057	203,937	398,462	294,632
Life	-	-	4,001,258	3,263,197	4,001,258	3,263,197
Elementary lines (property/casualty)	1,446,972	1,319,637	-	-	1,446,972	1,319,637
Free Benefits Generating Plan - PGBL	-	-	15,457,576	13,296,405	15,457,576	13,296,405
Free Benefits Generating Life - VGBL	-	-	53,175,712	42,729,705	53,175,712	42,729,705
Traditional plans	-	-	18,138,424	16,843,545	18,138,424	16,843,545
Total technical provisions	8,057,294	7,156,257	91,055,027	76,336,789	99,112,321	83,493,046

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2011	2010
Insurance – Vehicle, Elementary Lines, Life and Health	11,940,567	10,168,213
Insurance – Life with Survival Coverage (VGBL)	53,175,712	42,729,705
Pensions – PGBL and Traditional Plans	29,396,716	26,426,977
Pensions – Risk Traditional Plans	4,599,326	4,168,151
Total	99,112,321	83,493,046

Bradesco 112

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	14,336,364	13,002,659	11,969,325
(-) DPVAT insurance and retrocession	(294,453)	(323,636)	(254,570)
Subtotal at beginning of year	14,041,911	12,679,023	11,714,755
Additions	12,621,069	9,553,986	7,859,928
Reversals	(553,904)	(134,133)	(374,343)
Insurance losses paid	(10,463,886)	(8,089,210)	(6,398,701)
Changes in estimate of reported insurance losses	(41,745)	18,615	(129,485)
Monetary restatement and interest	539,416	13,630	6,869
Subtotal at end of year	16,142,861	14,041,911	12,679,023
(+) DPVAT insurance and retrocession	397,032	294,453	323,636
Total at Year-End	16,539,893	14,336,364	13,002,659

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	42,729,705	35,562,797	28,053,246
Receipt of premiums net of fees	14,599,241	11,703,046	10,145,432
Payment of benefits	(8,313)	(11,001)	(3,432)
Payment of redemptions	(7,764,952)	(7,131,402)	(5,695,035)
Monetary restatement and interest	3,652,071	2,690,983	3,091,216
Others	(32,040)	(84,718)	(28,630)
Total at Year-End	53,175,712	42,729,705	35,562,797

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	26,426,977	24,031,441	22,545,112
Receipt of contributions net of fees	1,954,865	1,589,755	1,295,833
Payment of benefits	(398,565)	(365,991)	(320,693)
Payment of redemptions	(1,164,597)	(1,305,693)	(1,332,864)
Monetary restatement and interest	2,276,707	2,589,663	1,701,480
Others	301,329	(112,198)	142,573
Total at Year-End	29,396,716	26,426,977	24,031,441

113                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Mutual funds (excluding VGBL and PGBL)	6,903,381	6,003,498	16,372,406	14,255,055	23,275,787	20,258,553
Mutual funds (VGBL and PGBL) (1)	-	-	68,233,216	55,570,933	68,233,216	55,570,933
Public securities	-	77,229	4,660,749	4,559,723	4,660,749	4,636,952
Private securities	86,803	53,428	569,495	521,584	656,298	575,012
Shares	2,802	2,840	1,280,110	1,480,137	1,282,912	1,482,977
Credit rights	772,878	702,588	-	-	772,878	702,588
Deposits retained by the IRB - Brazilian Reinsurance Institute and judicial deposits	23,102	6,658	68,703	72,449	91,805	79,107
Portion relating to reinsurance contracts	652,686	608,151	8,490	6,662	661,176	614,813
Total of the guarantees for technical provisions	8,441,652	7,454,392	91,193,169	76,466,543	99,634,821	83,920,935

(1)  The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

Bradesco 114

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	417,427	340,210	293,986
Additions	4,504,935	3,604,825	3,429,195
Reversals	(4,364,654)	(3,527,608)	(3,382,971)
Total at Year-End	557,708	417,427	340,210

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	646,894	695,641	666,952
Additions	196,532	123,280	199,144
Reversals	(25,671)	(172,933)	(190,185)
Recovered insurance losses	(127,325)	(157,754)	(135,597)
Monetary restatement and interest	25,044	5,832	2,072
Changes in deferred reinsurance premiums	-	160,280	145,718
Others	(20,329)	(7,452)	7,537
Total at Year-End	695,145	646,894	695,641

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the book balances.

115                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,161	1,701,439	1,152,370	2,058,559	2,414,674	2,647,298	-
• One year after notification	1,955,138	1,626,143	1,638,345	1,108,271	2,037,366	2,394,609	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,087,059	2,018,329	-	-	-
• Three years after notification	1,912,062	1,603,520	1,593,526	1,094,795	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	-	-	-	-	-	-
• Six years after notification	1,926,098	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	1,926,098	1,605,888	1,598,083	1,094,795	2,018,329	2,394,609	2,647,298	13,285,100
Payments of claims	(1,818,897)	(1,555,741)	(1,531,758)	(916,948)	(1,880,811)	(2,196,601)	(2,094,061)	(11,994,817)
Pending Insurance Claims	107,201	50,147	66,325	177,847	137,518	198,008	553,237	1,290,283

Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	-	-
• Two years after notification	1,635,350	1,413,371	1,381,948	835,214	1,766,152	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	-	-	-	-	-	-
• Six years after notification	1,686,295	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	1,686,295	1,429,154	1,386,605	844,636	1,766,152	2,235,404	2,440,426	11,788,672
Payments of claims	(1,623,674)	(1,391,396)	(1,347,568)	(779,238)	(1,681,084)	(2,101,745)	(2,007,354)	(10,932,059)
Pending Insurance Claims	62,621	37,758	39,037	65,398	85,068	133,659	433,072	856,613

Bradesco 116

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	592,756	687,464	761,747	856,558	995,243	-
• One year after notification	778,352	608,403	591,752	696,812	780,007	873,782	-	-
• Two years after notification	755,274	590,246	594,548	708,354	791,249	-	-	-
• Three years after notification	747,555	586,480	592,715	701,091	-	-	-	-
• Four years after notification	738,165	590,823	591,280	-	-	-	-	-
• Five years after notification	738,659	577,977	-	-	-	-	-	-
• Six years after notification	735,071	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	735,071	577,977	591,280	701,091	791,249	873,782	995,243	5,265,693
Payments of claims	(687,491)	(516,572)	(516,849)	(618,747)	(673,562)	(722,905)	(718,983)	(4,455,109)
Pending Insurance Claims	47,580	61,405	74,431	82,344	117,687	150,877	276,260	810,584

Life – Insurance claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	816,154	623,675	569,701	684,770	751,864	855,545	993,850	-
• One year after notification	778,251	607,198	569,881	693,977	769,993	872,954	-	-
• Two years after notification	755,173	589,042	572,675	705,518	780,761	-	-	-
• Three years after notification	747,454	585,275	570,813	698,255	-	-	-	-
• Four years after notification	738,064	589,619	569,402	-	-	-	-	-
• Five years after notification	738,558	576,773	-	-	-	-	-	-
• Six years after notification	734,971	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	734,971	576,773	569,402	698,255	780,761	872,954	993,850	5,226,966
Payments of claims	(687,391)	(515,368)	(495,318)	(615,912)	(665,572)	(721,977)	(717,590)	(4,419,128)
Pending Insurance Claims	47,580	61,405	74,084	82,343	115,189	150,977	276,260	807,838

(1)      The claims table does not include Health insurance – R$ 1,123,258 thousand, DPVAT insurance – R$ 259,658 thousand and Retrocession – R$ 25,745 thousand.

117                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

37)  Supplemental pension plans

The Organization maintains defined benefit plans, from acquired institutes, which supplement the retirement benefits paid by the INSS – National Social Security Institute of the Brazilian Government, for our employees and those of our subsidiaries in Brazil. The pension plans were established solely to benefit eligible employees and managers, and their assets are segregated from Bradesco. In 2001 the participants in the Bradesco defined benefit plan were offered the opportunity to adhere to the defined contribution plan (PGBL). The Organization’s plans for the year 2011, 2010 and 2009 included the defined benefit plan of our subsidiaries Banco Alvorada, BEM and BEC, as a result of their acquisitions in 2004 and 2006, respectively. Contributions to the PGBL plan in 2011 totaled R$ 566,724 thousand (2010 - R$ 379,486 thousand and 2009 - R$ 266,519 thousand).

The Organization’s policy is to finance the pension plans by means of payroll-based contributions, adjusted periodically according to recommendations of the independent actuary responsible for the Plan. In 2011 our contribution represented 4% (2010 – 4%) of the payroll and the employees and managers contributed with at least 4% (2010 – 4%) of their salaries.

The assets of the pension plans are invested in government bonds and private securities, shares of publicly-held companies and property.

Employees and managers that cease to participate in the pension plan for any reason receive the minimum benefit calculated based on previous contributions in one lump sum that represents the overall total.

On December 31 of each year we conduct an assessment of the plans of our subsidiaries Alvorada, BEM and BEC. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

	R$ thousand
	Alvorada, BEM and BEC Plans
	Years ended December 31
	2011	2010	2009
(i) Projected benefit obligations:
At the beginning of the year	902,105	796,549	689,525
Cost of current service	(296)	1,889	1,967
Interest cost	93,639	86,615	78,594
Participant’s contribution	3,518	3,550	1,993
Actuarial loss	75,089	88,769	85,183
Benefit paid	(74,572)	(75,267)	(60,713)
At the end of the year	999,483	902,105	796,549

(ii) Plan assets comprise:
At the beginning of the year	970,894	901,696	798,467
Expected returns	101,584	98,892	91,989
Actuarial gain on the assets	25,381	35,990	64,570
Contributions received:
Employer	6,048	6,033	5,390
Employees	3,518	3,550	1,993
Benefits paid	(74,572)	(75,267)	(60,713)
At the end of the year	1,032,853	970,894	901,696

(iii) Financial position:
Plans in deficit
Amounts recognized in the consolidated statement of financial position	(88,671)	(68,462)	(36,006)
Plans in surplus
Amounts recognized in the consolidated statement of financial position	122,041	137,251	141,153
Net balance	33,370	68,789	105,147

Bradesco 118

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BEM and BEC Plans
	Years ended December 31
	2011	2010	2009
Projected benefit obligations:
Cost of service	(704)	1,584	1,722
Cost of interest on actuarial obligations	49,694	44,458	39,492
Expected returns from the assets of the plan	(42,814)	(40,760)	(37,935)
Net periodic cost/ (benefit)	6,176	5,282	3,279

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

The amounts recognized in our consolidated statement of financial position are the following:

	R$ thousand
	December 31
	2011	2010
Obligations
Accumulated pension plan obligations	(88,671)	(68,462)
Recognized liabilities at the end of the year	(88,671)	(68,462)

Benefit obligations and net periodic benefit cost for the years 2011 and 2010 for our subsidiaries Alvorada, BEM, and BEC plans, were determined using the following assumptions:

	December 31
	2011	2010
Discount rate (1)	10.5%	10.8%
Expected long-term rate of return on the assets	10.5%	10.8%
Increase in salary levels	7.6%	7.6%

(1)  Considering an inflation rate of 4.5% p.a. and a real discount rate of 6.0% p a.

119                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The long-term rate of return on plan assets is based on the following:

•      Medium- to long-term expectations of the asset managers; and

•      Public and private securities, a significant portion of the investments portfolio of our subsidiaries Alvorada, BEM and BEC, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

Weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BEM Plan		Assets of the BEC Plan
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Asset categories
Marketable equity securities	-	0.3%	9.9%	8.2%	-	-
Public and private securities	86.4%	85.8%	85.4%	88.0%	-	-
Mutual funds	6.5%	8.0%	0.8%	-	95.2%	93.8%
Properties	5.5%	4.2%	-	-	2.7%	2.8%
Other	1.6%	1.7%	3.9%	3.8%	2.1%	3.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Bradesco 120

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the consolidated financial statements although there are ongoing proceedings with good prospects of success, such as: a) Social Integration Program (PIS), claiming the restitution via offset of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law number 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is in question, and may lead to the reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is a party in judicial proceedings of a labor, civil and tax related nature in the normal course of its activities.

Provisions were made on the basis of opinions from legal advisors, the nature of legal actions, their similarity with previous cases, their complexity, and the courts' previous positions, whenever losing a case was rated as "probable".

The Organization’s Management understands that the accrued provision is sufficient to cover any losses arising from the related proceedings.

                  I -       Labor claims

These are claims from former employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposits to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is assessed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the monthly minimum wages salaries and are not events that cause a significant impact on our consolidated financial position.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the adjustment for inflation of savings accounts balances due to economic plans which were part of the federal government economic policy to reduce inflation in the past. Although the Organization complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

121                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Regarding the disputes related to economic plans, it is worth noting two aspects: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as the legal periods for new claims has expired; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up currently in progress.

c)      Tax and social security obligations

The Organization is disputing in court the legality and constitutionality of certain taxes and contributions, which mainly relate to:

- Cofins – R$ 6,345,973 thousand: a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

- INSS Autonomous Brokers – R$ 1,004,092 thousand: we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

- IRPJ/Loan Losses – R$ 703,568 thousand: we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- CSLL – Deductibility on the IRPJ calculation basis – R$ 607,405 thousand: we are requesting to calculate and pay income tax due, related to the 1997 base year and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

- PIS – R$ 293,267 thousand: we are requesting the authorization to offset amounts overpaid in 1994 and 1995 base years as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2009	1,578,569	2,335,321	6,938,593
Indexation charges	176,282	311,164	526,859
Additions net of reversals	444,949	461,692	1,641,416
Payments	(621,112)	(450,557)	(15,310)
Balance on December 31, 2010	1,578,688	2,657,620	9,091,558
Balance acquired	78	110,273	7,785
Indexation charges	206,514	380,323	997,466
Additions net of reversals	1,026,420	635,778	2,288,447
Payments	(500,540)	(445,594)	(108,366)
Balance on December 31, 2011	2,311,160	3,338,400	12,276,890

Bradesco 122

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss as possible. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceedings with this classification are the following: a) leasing companies‟ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$ 517,667 thousand. In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected; and b) income tax and social contribution related to 2006 to 2009, related to the goodwill amortization disallowance on the acquisition of Tempo Serviços Ltda. in the amount of R$ 372,323 thousand.

39)  Other liabilities

	R$ thousand
	December 31
	2011	2010
Financial liabilities
Credit card transactions (1)	12,678,343	10,730,123
Foreign exchange transactions (2)	9,358,759	9,821,309
Negotiation and intermediation of securities	2,556,805	1,033,920
Liabilities for acquisition of assets – financial leasing	767,356	831,126
Capitalization bonds	4,571,294	3,723,674

Other liabilities
Third party funds in transit (3)	4,528,562	3,732,458
Other taxes payable	562,708	918,343
Corporate and statutory obligations	2,352,511	2,158,150
Others	13,384,819	8,866,985
Total	50,761,157	41,816,088

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued on the country’s cities and the amount of payment orders in foreign currency coming from overseas.

Composition by maturity of financial leasing

	R$ thousand
	December 31
	2011	2010
Due within one year	337,614	367,211
From 1 to 2 years	241,872	247,144
From 2 to 3 years	118,508	158,444
From 3 to 4 years	62,043	49,128
From 4 to 5 years	7,319	9,199
Total	767,356	831,126

Total non-cancellable minimum future payments from operational lease in the coming periods are as follows: 2012 – R$ 195,399 thousand and 2013 – R$ 52,984 thousand.

123                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2011	2010
Ordinary	1,912,397,390	1,881,225,318
Preferred	1,912,397,191	1,881,225,123
Subtotal	3,824,794,581	3,762,450,441
In treasury (ordinary)	(2,487,000)	(395,300)
In treasury (preferred)	(4,466,400)	-
Total outstanding	3,817,841,181	3,762,055,141

ii.   Changes in capital stock, in number of shares

	Ordinary	Preferred	Total
Number of shares outstanding on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403
Shares acquired and cancelled	-	(140,910)	(140,910)
Increase of share capital with issuance of shares – 10% stock dividend	171,020,483	171,020,465	342,040,948
Shares acquired and not cancelled	(395,300)	-	(395,300)
Number of shares outstanding on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	(4,466,400)	(6,558,100)
Number of shares outstanding on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that it is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

Simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure was adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

In a Special General Meeting, held on December 17, 2010, the shareholders resolved to increase the share capital by R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, through the issuance of 62,344,140 new registered shares with no par value, being 31,172,072 ordinary and 31,172,068 preferred, at a price of R$ 24.06 per share, through private subscription by the shareholders in the period from December 29, 2010 to January 31, 2011, in the proportion of 1.657008936% of the shares that each one held on the date of the Shareholders’ Meeting. Shareholders paid a contribution for subscribed shares on February 18, 2011, corresponding to 96.53% of all shares, and the 3.47% remaining from the offer were sold at an auction held on February 15, 2011 on the BM&FBOVESPA, with settlement on February 18, 2011. The excess of the total amount allocated to the creation of capital stock, of R$ 11,441 thousand, from the difference between the issuance price and the sale price of stock at auction was recorded in the “Capital Reserve” account. The process was approved by Brazilian Central Bank on March 18, 2011.

Bradesco 124

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Special General Meeting held on March 10, 2011 decided to increase share capital by R$ 100 million, thus raising it from R$ 30 billion to R$ 30.1 billion, by using part of the balance of the "Capital Reserve and Profit Reserve - Legal" accounts without issuing shares. The process was ratified by the Brazilian Central Bank on March 18, 2011.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices practiced on the date they are acquired. Cancellation of treasury shares is recorded as reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

b)   Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Brazilian Central Bank. The dividends are paid in Reais  and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses for purposes of Brazilian income tax and social contribution. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2011 the Organization distributed dividends (including interest on equity) of R$ 3,740,410 thousand, being attributed to the shareholders, the amount per share of R$ 0.93 to the ordinary shares and R$ 1.03 to the preferred shares (2010 - R$ 3,369,083 thousand, of which R$ 0.85 to the ordinary shares and R$ 0.94 to the preferred shares, and 2009 - R$ 2,834,734 thousand, of which R$ 0.73 to the ordinary shares and R$ 0.80 to the preferred shares).

125                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  Transactions with related parties

The principal shareholders of the Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco, Fundação Bradesco is a not-for-profit entity that for more than 40 years has been helping to develop of the potentialities of children and youngsters by means of schools in needy regions.

The transactions are as follows:

	R$ thousand
	December 31
	2011	2010
Assets
Loans and advances to banks	246,220	177,885
Crediare S.A. Crédito Financiamento e Investimento	246,220	177,885
Derivative financial instruments	-	5
Crediare S.A. Crédito Financiamento e Investimento	-	5
Other assets	10,152	10,484
Cia. Brasileira de Soluções e Serviços - Alelo	8,772	7,425
Crediare S.A. Crédito Financiamento e Investimento	1,380	3,059
Liabilities and Equity
Deposits from banks	-	(1,400)
Crediare S.A. Crédito Financiamento e Investimento	-	(1,400)
Deposits from customers	(242,756)	(177,473)
Cidade de Deus Companhia Comercial de Participações	(45,207)	(30,341)
Key Management Personnel	(175,185)	(146,215)
Others associates	(22,364)	(917)
Funds from securities issued	(687,118)	(586,274)
Cia. Brasileira de Soluções e Serviços - Alelo	(61,408)	(46,244)
Brasileira de Meios de Pagamento – (“Cielo”)	(40,606)	-
Key Management Personnel	(578,597)	(538,759)
Others associates	(6,507)	(1,271)
Subordinated debt	(65,333)	(261,664)
Cidade de Deus Companhia Comercial de Participações	(26,625)	(183,044)
Fundação Bradesco	(38,708)	(78,620)
Corporate and statutory obligations	(775,636)	(711,903)
Cidade de Deus Companhia Comercial de Participações	(571,254)	(515,598)
Fundação Bradesco	(204,382)	(196,305)
Other liabilities	(10,566)	(12,033)
Cia. Brasileira de Meios de Pagamento – (“Cielo”)	-	(12,033)
Fidelity Processadora e Serviços S.A.	(10,566)	-

Bradesco 126

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2011	2010	2009
Revenues and expenses
Net Interest income	(81,358)	(74,682)	(100,825)
Crediare S.A. Crédito Financiamento e Investimento	22,840	14,322	8,219
Cidade de Deus Companhia Comercial de Participações	(9,338)	(10,281)	(5,582)
Fundação Bradesco	(6,519)	(6,980)	(25,379)
Key Management Personnel	(76,213)	(63,926)	(68,708)
Others associates	(12,128)	(7,817)	(9,375)
Net gain with derivative financial instruments	5	1,667	14,731
Crediare S.A. Crédito Financiamento e Investimento	5	1,667	14,731
Other revenues	34,053	13,857	15,574
Cia. Brasileira de Soluções e Serviços - Alelo	34,053	13,857	15,574
Other expenses	(108,932)	(204,044)	(173,026)
Fidelity Processadora e Serviços S.A.	(108,584)	(182,027)	(148,412)
CPM Braxis S.A. – Associates	-	(21,400)	(19,102)
Others associates	(348)	(617)	(5,512)

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The overall annual amount of the remuneration of the Management Officers, which is allocated in a meeting of the Board of Directors, to the members of the Board itself and of the Executive Board, as determined in the By-Laws; and

•       The amount set aside to cover the Supplemental Pension Plans for which managers are eligible, within the Pension Plan for the Employees and Management Officers of the Bradesco Organization.

For 2011, a maximum amount of R$ 364,100 thousand (2010 - R$ 259,100 thousand) was determined for remuneration of the Management (salaries and bonuses) and R$ 344,800 thousand (2010 - R$ 233,700 thousand) to cover the cost of the defined contribution supplemental pension plans.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2011	2010	2009
Salaries	337,724	224,065	145,268
Bonuses	14,209	19,617	23,976
INSS contributions	78,881	54,608	37,972
Total	430,814	298,290	207,216

127                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Post-employment benefits

	R$ thousand
	Years ended December 31
	2011	2010	2009
Defined contribution supplementary pension plans	339,078	223,832	121,721
Total	339,078	223,832	121,721

Bradesco has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   According to applicable legislation, financial institutions may not grant loans or advances to:

(i)        Executive Officers and members of the advisory board and of the Board of Directors, of the statutory audit board and of similar bodies, as well as their respective spouses and relatives up to the 2nd degree;

(ii)       Individuals or legal entities that own more than 10% of capital; and

(iii)      Legal entities in which the institution or its directors and managers as well as their respective spouses and relatives up to the 2nd degree own more than 10% of capital.

Thus no loans or advances are made by the financial institutions to any subsidiary or to members of the Board of Directors or of the Executive Board and their families.

b)   Equity participation

The members of the Board of Directors and of the Executive Board own in total the following percentage of participation in Bradesco on:

	December 31
	2011	2010
Ordinary shares	0.74%	0.74%
Preferred shares	1.03%	1.04%
Total shares (1)	0.89%	0.89%

(1)  On December 31, 2011, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers totaled 3.15% of ordinary shares, 1.09% of preferred shares and 2.12% of all shares.

Bradesco 128

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2011	2010
Commitments to extend credit	130,662,726	105,215,829
Financial guarantees	48,479,357	40,765,970
Letters of credit for imports	1,700,341	1,465,018
Total	180,842,424	147,446,817

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer before a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as in other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as in other credit operations.

43)  Recent Acquisitions

In June 2010, the Organization acquired all the issued share capital of Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., a subsidiary of Ibi México, for the amount of R$ 301,193 thousand. The acquisition included establishing a partnership with C&A México S. de R.L., (C&A México) for a period of 20 years to sell, with exclusively financial products and services through the C&A México chain of stores.

In May 2011, at an auction sale held by BM&FBOVESPA, the Organization acquired a controlling interest in Banco do Estado do Rio de Janeiro S.A. (BERJ). The transaction involved the purchase of 96.99% of common shares and 95.21% of preferred shares representing 96.23% of BERJ's share capital. The acquisition date was in November 2011, date of approval by the Central Bank of Brazil, at the value of R$ 1,134,657 thousand where, R$ 200,446 thousand was paid in cash, R$ 905,475 thousand to be paid at a future date (included in “Other liabilities”) and R$ 28,736 thousand in public securities, whose fair value on the transaction date was to R$ 14,368 thousand.

129                       IFRS – International Financial Reporting Standards – December 2010

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized fair values of the assets acquired and liabilities assumed for these acquisitions at the date of acquisition:

	R$ thousand
	December 31
	2011	2010
	BERJ	Ibi México
Cash and cash equivalents	138	74,428
Financial assets	301,647	-
Loans and receivables	-	147,148
Intangible assets	-	32,187
Other assets	1,723,879	68,367
Other liabilities	(499,392)	(20,937)
Fair value of net assets acquired	1,526,272	301,193
Total cost of acquisitions	1,120,289	301,193
Bargain purchase gain	(405,983)	-

Regarding the bargain purchase gain, calculated in the acquisition of BERJ, mainly due to tax credits, the Organization assessed, identified and recognized all assets acquired and liabilities assumed. The bargain purchase gain on acquisition was recognized in the consolidated statement of income in “Other operating income/(expenses)” during the year 2011.

The total consideration given for the acquisitions was as following:

	R$ thousand
	December 31
	2011	2010
	BERJ	Ibi México
Cash payment	200,446	301,193
Amounts payable	905,475	-
Government securities, at fair value	14,368	-
Total cost of acquisitions	1,120,289	301,193

These acquisitions were consolidated from the date that the majority control was acquired.

44)  Standards and interpretations of standards that are not yet effective

a)   Standards  and interpretations of existing standards that are not yet effective and have not been adopted in advance by the Organization

•         IFRS 9 Financial Instruments: Recognition and Measurement – The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value ; (ii) The standard divides all of the financial assets that are presently within the scope of IAS 39 into two classifications: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9.

•       IFRS 10 - Financial Statements - alters current criteria for consolidation (IAS 27 - Consolidated and Separate Statements) by introducing the concept of control to determine whether an entity should be consolidated. Under IFRS 10, an investor controls an investee in the following cases: (i) it has power over the investee; (ii) it has exposure to, or rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power over the investee to affect its returns.

Bradesco 130

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRS 11 "Joint Arrangements" - replaces IAS 31 "Interests in joint ventures". The altered requirement will focus more on rights and obligations, with use of the equity method of accounting rather than proportionate consolidation. The fundamental principle is that parties to an agreement decide the nature of the venture: Joint operations, rights and obligations for assets and liabilities related to the agreement. Parties recognize their assets, liabilities with the corresponding revenues and expenses; and (ii) Joint Venture, rights to net assets of the agreement. Parties recognize their investments by the equity method of accounting.

•       IFRS 12 - Disclosure of interests in other entities - includes new requirements for disclosing all forms of investments in other entities, including joint arrangements, affiliates, and special-purpose entities, in which an entity is involved. The aim is to enable readers of financial statements to evaluate the basis of control, restrictions on consolidated assets and liabilities, exposure to risk arising from involvement with unconsolidated structured entities and involvement of non-controlling interests in the activities of the consolidated entities.

•       IFRS 13 - Fair-Value Measurement - defines fair value and provides guidance on determining fair value and requires disclosures about its measurement, thus making disclosures more consistent and less complex.

These requirements are to become applicable as of January 1, 2013, except for IFRS 9, which will apply from 1 January 2015.

Management of the Organization analyzed the accounting standards described above, considering its current operations, and expects that there are no significant impacts in the adoption of these standards.

45)  Subsequent events

No events to disclose.

131                       IFRS – International Financial Reporting Standards – December 2010

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer
Phone: (11) 3681-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department
Paulo Faustino da Costa

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.